ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.5 TO THE POST-EFFECTIVE AMENDMENT #2 TO THE REGISTRATION STATEMENT ON FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO THE
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ocean Shore Holding Co.
Exact name of registrant as specified in charter

0001444397
Registrant CIK Number

Exhibit 99.5 to the Post-Effective Amendment #2 to the Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-153454
SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ocean City, State of New Jersey on November 9, 2009.

OCEAN SHORE HOLDING CO.

By: ______________________________
Steven E. Brady
President and Chief Executive Officer

US2008 935425.1

PRO FORMA VALUATION UPDATE REPORT

OCEAN SHORE HOLDING CO.
Ocean City, New Jersey

HOLDING COMPANY FOR:
OCEAN CITY HOME BANK
Ocean City, New Jersey

Dated As Of:
October 9, 2009

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Celebrating 20 Years of Financial Advisory Services

October 9, 2009

Boards of Directors
OC Financial MHC
Ocean Shore Holding Co.
Ocean City Home Bank
1001 Asbury Avenue
Ocean City, New Jersey 08226-3329

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by Ocean Shore Holding Co., Ocean City, New Jersey ("OSHC" or the "Company") in connection with the mutual-to-stock conversion of OC Financial MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.28% of the common stock of OSHC (the "MHC Shares"), the mid-tier holding company for Ocean City Home Bank, Ocean City, New Jersey (the "Bank"). The remaining 42.72% of OSHC's common stock is owned by public stockholders. OSHC completed its initial public stock offering in December 2004 and owns 100% of the common stock of the Bank. It is our understanding that OSHC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who subscribed for shares in the original offering and who did not cancel their orders in the Company's first resolicitation. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large in a syndicated community offering.

This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Our Original Appraisal report, dated August 22, 2008 (the "Original Appraisal"), and our updated appraisals dated October 24, 2008 (the "First Update"), and May 29, 2009 (the "Second Update") are incorporated herein by reference. As in the preparation of our Original Appraisal and subsequent updated appraisals, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in OSHC's financial condition, including financial data through September 30, 2009; (2) an updated comparison of OSHC's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal and subsequent updates; and (3) a review of stock market conditions since the Second Update through October 9, 2009.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Plan of Conversion and Stock Issuance

On August 20, 2008, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the "Company"), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of the Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of October 9, 2009, the MHC's ownership interest in OSHC approximated 57.28%. The Company will also issue shares of its common stock to the public stockholders of OSHC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued OSHC common stock as owned immediately prior to the conversion. As of October 9, 2009, the public stockholders' ownership interest in OSHC approximated 42.72%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of September 30, 2009, the date of the financial data included in the regulatory applications and prospectus. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

In light of the unstable market conditions since the Second Update, the Company was provided an extension to complete its offering by the OTS. Accordingly, the Company has returned all funds received in the subscription offering and will restart the offering process, as well as update the financial data in the offering prospectus.

Table 1 presents summary balance sheet and income statement data through September 30, 2009, as well as comparable data for the period ending March 31, 2009, as set forth in the Second Update.

Growth Trends

The Company's total assets increased by approximately $42.6 million over the six months ended September 30, 2009, which reflects the impact of growth in both the loan and deposit portfolios while the balance of investments and borrowings declined modestly. Equity increased by $2.8 million, reflecting both the retention of earnings (net of securities impairment charges) and positive market value adjustments on securities classified as available for sale.

Loan Receivable

Loans receivable increased from $617.6 million, as of March 31, 2009, to $655.5 million, as of September 30, 2009, reflecting a 6.1% increase. The proportion of loans to assets remained relatively unchanged equaling 88.3% of assets as of September 30, 2009.

Cash, Investments and Mortgage-Backed Securities

The balance of investments and mortgage-backed securities ("MBS") decreased by $3.1 million, to equal $30.3 million or 4.1% of total assets as of September 30, 2009, compared to $33.5 million or 4.8% of assets as of March 31, 2009. Conversely, the balance of cash and cash equivalents increased by $7.0 million to equal 16.5%, or 2.22% of total assets as of September 30, 2009.

Funding Structure

Deposit balances increased by $55.3 million over the six months ended September 30, 2009, to equal $532.8 million, or 71.8% of total assets. Borrowings consisting of FHLB advances decreased over the two quarter period to equal $117.9 million. As discussed in the Second Update, the Company typically utilizes borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and to manage interest rate risk; and (2) longer-term borrowings to finance growth and diversification as a supplement to funding operations through deposits. The balance of subordinated debt has remained unchanged during the last six months.

Table 1
Ocean Shore Holding Co.
Recent Financial Data

	At March 31, 2009		At Sept. 30, 2009	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$699,980	100.00%	$742,630	100.00%
Investment Securities	33,492	4.78%	30,336	4.08%
Loans receivable (net)	617,599	88.23%	655,532	88.27%
Cash and cash equivalents	9,486	1.36%	16,450	2.22%
Deposits	477,463	68.21%	532,843	71.75%
FHLB advances	133,100	19.01%	117,900	15.88%
Subordinated debt	15,464	2.21%	15,464	2.08%
Other borrowings	-	0.00%	-	0.00%
Equity	64,578	9.23%	67,402	9.08%

	12 Months Ended At March 31, 2009		12 Months Ended Sept. 30, 2009	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$36,034	5.30%	$36,654	5.15%
Interest Expense	(16,383)	-2.41%	(15,362)	-2.16%
Net Interest Income	$19,651	2.89%	$21,292	2.99%
Provision for Loan Losses	(456)	-0.07%	(995)	-0.14%
Net Interest Income after Provisions	$19,195	2.82%	$20,297	2.85%
Other Operating Income	2,838	0.42%	2,991	0.42%
Operating Expense	(14,637)	-2.15%	(15,831)	-2.23%
Net Operating Income	7,396	1.09%	7,457	1.04%
Net Non-Operating Income	(2,408)	-0.35%	(1,702)	-0.24%
Net Income Before Tax	4,988	0.74%	5,755	0.81%
Income Taxes	(1,876)	-0.28%	(2,089)	-0.29%
Net Income (Loss)	$3,112	0.46%	$3,666	0.52%
Core Net Income (Loss)	$4,558	0.67%	$4,688	0.66%

Source: Ocean Shore Holding Co.'s audited and unaudited financial stmts and RP Financial calculations.

Equity

Total equity increased by $2.8 million over the six months ended September 30, 2009, and equaled $67.4 million, or 9.1% of total assets. As discussed above, growth in the capital balance was the result of strong earnings favorable changes in the accumulated comprehensive income balance, net of OTTI charges and dividends paid to minority shareholders.

Income and Expense Trends

The Company's earnings increased relative to the level reflected in our Second Update, as OTTI charges on available for sale investment securities diminished. Core earnings also increased modestly based on updated financial data as growth in net interest income exceeded the increase in operating expenses. Details with respect to changes in the Company's earnings are more fully explained below.

Net Interest Income

The Company's net interest income increased as interest income increased and interest expense decreased. For the 12 months ended September 30, 2009, the Company's net interest income totaled $21.3 million (2.99% of average assets), which reflects an increase from a level of $19.7 million (2.89% of average assets), reported for the 12 months ended March 31, 2009. The increase in net interest income is both the result of improving spreads and balance sheet growth.

Loan Loss Provisions

Provision for loan losses increased from $456,000, or 0.07% of average assets for the twelve months ended March 31, 2009, to $995,000, or 0.14% of average assets for the twelve months ended September 30, 2009. The increase in loan loss provisions primarily reflects the impact of loan portfolio growth as well as the recessionary economic environment. Provisions for loan losses have typically been limited reflecting the Company's relatively strong asset quality historically and the secured nature of the loan portfolio.

Other Operating Income

Other operating income for the most recent 12 months increased modestly relative to the level reported in the Second Update, and totaled $2.9 million, equal to 0.42% of average assets. The bulk of OSHC's fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. Growth in the level of non-interest operating income is expected to be gradual in future periods.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, de novo branching and revenue diversification strategies. Such trends continued based on updated financial data and operating costs equaled $15.8 million, or 2.23% of average assets for the twelve months ended September 30, 2009.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the additional stock-related benefit plans, as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings over the last several years, and have primarily consisted of gains and losses on the sale of loans and investments. For the most recent twelve month period, non-operating expenses have consisted solely of OTTI impairment charges and losses on the sale of securities which together equaled $1.7 million, or 0.24% of assets, as compared to $2.4 million, equal to 0.35% of average assets reported for the twelve months ended March 31, 2009.

Taxes

The Company's tax rate approximated 36.30% for the 12 months ended September 30, 2009, in comparison to the 37.61% effective tax rate for the 12 months ended March 31, 2009.

Efficiency Ratio

The Company's efficiency ratio increased slightly, from 65.09% for the 12 months ended March 31, 2009, to 65.19% for the 12 months ended September 30, 2009. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group and all publicly-traded savings institutions. The Peer Group includes eight of the nine institutions comprising the Peer Group in our Second Update. We have excluded one of the Peer Group institutions in this updated analysis (Pamrapo Bancorp of NJ, Inc.), as it became subject to an acquisition offer since the date of the Second Update.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Second Update analysis (see Table 2). Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a higher level of loans (88.3% of assets for the Company versus 60.1% for the Peer Group on average) and a lower level of cash, MBS and investments (5.6% for the Company versus 31.9% for the Peer Group). The Company's funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2009

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Ocean Shore Holding MHC of NJ																				
September 30, 2009	2.2%	4.1%	1.5%	88.3%	71.8%	15.9%	2.1%	9.1%	0.0%	9.1%	6.74%	-46.62%	13.21%	15.67%	-18.04%	4.96%	4.96%	9.32%	9.32%	16.44%
All Public Companies																				
Averages	4.6%	20.2%	1.3%	69.3%	69.4%	17.5%	0.5%	11.3%	0.9%	10.4%	7.90%	12.60%	6.23%	12.38%	-4.60%	1.41%	2.26%	10.12%	10.00%	16.21%
Medians	3.6%	19.0%	1.4%	70.9%	71.1%	15.7%	0.0%	10.1%	0.1%	9.1%	5.06%	7.42%	3.67%	8.03%	-4.89%	-0.84%	-0.90%	9.10%	9.00%	13.74%
State of NJ																				
Averages	4.2%	24.1%	1.4%	66.2%	68.9%	17.6%	0.3%	12.2%	0.9%	11.3%	12.65%	18.37%	11.13%	21.69%	-8.30%	-1.43%	1.01%	10.73%	10.73%	20.09%
Medians	3.1%	21.8%	1.5%	66.8%	67.7%	15.4%	0.0%	11.6%	0.0%	9.8%	10.10%	12.89%	9.89%	18.92%	-5.77%	-1.12%	1.38%	9.24%	9.24%	16.42%
Comparable Group																				
Averages	5.3%	30.2%	1.7%	60.1%	57.8%	30.1%	0.4%	10.2%	0.4%	9.7%	3.01%	15.42%	2.19%	3.47%	5.88%	3,15%	5.38%	9.45%	8.77%	14.87%
Medians	5.3%	27.3%	1.5%	60.0%	62.1%	26.9%	0.0%	8.5%	0.0%	7.5%	1.73%	6.75%	1.56%	3.46%	-1.24%	-1.15%	-1.12%	8.30%	8.10%	14.34%
Comparable Group																				
ESSA ESSA Bancorp, Inc. of PA	1.3%	25.0%	1.4%	70.0%	38.1%	43.2%	0.0%	17.6%	0.0%	17.6%	6.91%	4.84%	7.30%	8.24%	15.58%	-10.96%	-10.96%	NA	NA	NA
ESBK Elmira Savings Bank, FSB of NY	8.7%	24.8%	1.5%	60.6%	69.7%	17.0%	0.0%	10.2%	2.6%	7.6%	11.18%	48.37%	-1.15%	-1.00%	55.87%	31.30%	48.26%	7.82%	7.82%	14.34%
FSBI Fidelity Bancorp, Inc. of PA	7.3%	29.8%	0.6%	59.4%	59.9%	31.1%	1.0%	6.8%	0.4%	6.4%	2.32%	11.36%	-2.78%	4.80%	-3.62%	10.80%	11.56%	NA	8.10%	12.41%
FKFS First Keystone Financial, Inc. of PA	6.7%	29.6%	3.1%	57.6%	67.3%	22.6%	2.2%	6.2%	0.0%	6.2%	1.14%	-6.26%	6.36%	3.59%	-3.89%	-3.40%	-3.40%	8.30%	8.31%	13.56%
HARL Harleysville Savings Fin. Corp. of PA	2.8%	35.1%	1.6%	58.5%	54.7%	38.3%	0.0%	6.0%	0.0%	6.0%	0.06%	-7.93%	5.91%	2.29%	-3.97%	7.35%	7.35%	NA	6.04%	11.83%
ROME Rome Bancorp, Inc. of Rome NY	4.0%	3.7%	2.7%	85.9%	64.3%	16.3%	0.0%	17.7%	0.0%	17.7%	2.69%	65.83%	0.15%	3.34%	14.12%	-7.55%	-7.55%	15.33%	15.33%	22.00%
THRD TF Financial Corp. of Newtown PA	0.9%	19.8%	2.3%	74.9%	73.3%	15.3%	0.0%	9.6%	0.6%	9.0%	0.68%	8.66%	-1.25%	9.05%	-28.16%	0.88%	0.95%	8.45%	8.45%	15.47%
WVFC WVS Financial Corp. of PA	11.1%	74.1%	0.0%	13.9%	34.9%	57.0%	0.0%	7.4%	0.0%	7.4%	-0.87%	-1.48%	2.96%	-2.55%	1.14%	-3.19%	-3.19%	7.35%	7.35%	14.50%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable,

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2009

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Ocean Shore Holding MHC of NJ																			
September 30, 2009	0.52%	5.15%	2.16%	2.99%	0.14%	2.85%	0.00%	0.00%	0.42%	0.42%	2.23%	0.00%	-0.24%	0.00%	5.49%	2.56%	2.92%	$5,305	36.30%
All Public Companies																			
Averages	-0.22%	5.19%	2.35%	2.83%	0.71%	2.12%	0.02%	-0.04%	0.73%	0.71%	2.62%	0.15%	-0.31%	0.02%	5.51%	2.70%	2.81%	$5,999	32.03%
Medians	0.07%	5.20%	2.36%	2.84%	0.35%	2.36%	0.00%	0.00%	0.58%	0.56%	2.64%	0.00%	-0.08%	0.00%	5.51%	2.71%	2.81%	$5,016	32.10%
State of NJ																			
Averages	-0.33%	5.01%	2.39%	2.62%	0.41%	2.21%	0.00%	0.00%	0.34%	0.34%	2.62%	0.15%	-0.31%	0.02%	5.32%	2.79%	2.53%	$9,904	31.17%
Medians	0.31%	5.09%	2.36%	2.63%	0.18%	2.21%	0.00%	0.00%	0.30%	0.30%	2.64%	0.00%	-0.08%	0.00%	5.35%	2.73%	2.54%	$6,774	33.26%
Comparable Group																			
Averages	0.43%	5.00%	2.36%	2.64%	0.18%	2.46%	0.02%	0.01%	0.51%	0.53%	2.15%	0.01%	-0.23%	0.00%	5.24%	2.65%	2.59%	$6,009	28.90%
Medians	0.59%	5.15%	2.39%	2.58%	0.19%	2.39%	0.00%	0.00%	0.49%	0.53%	2.30%	0.00%	-0.09%	0.00%	5.34%	2.67%	2.36%	$5,225	28.72%
Comparable Group																			
ESSA ESSA Bancorp, Inc. of PA	0.57%	5.17%	2.38%	2.80%	0.15%	2.64%	0.06%	0.00%	0.50%	0.56%	2.27%	0.00%	-0.07%	0.00%	5.37%	2.98%	2.39%	$6,122	28.72%
ESBK Elmira Savings Bank, FSB of NY	0.83%	5.29%	2.12%	3.17%	0.28%	2.89%	0.00%	0.00%	1.10%	1.10%	2.96%	0.06%	-0.08%	0.00%	5.66%	2.39%	3.27%	$4,605	42.94%
FSBI Fidelity Bancorp, Inc. of PA	-0.08%	5.08%	2.73%	2.36%	0.23%	2.13%	0.08%	0.00%	0.49%	0.57%	1.86%	0.00%	-0.92%	0.00%	5.27%	2.94%	2.33%	$5,143	NM
FKFS First Keystone Financial, Inc. of PA	-0.56%	4.71%	2.50%	2.21%	0.34%	1.87%	0.00%	0.00%	0.51%	0.51%	2.46%	0.00%	-0.59%	0.00%	5.01%	2.71%	2.30%	$5,307	24.31%
HARL Harleysville Savings Fin. Corp. of PA	0.60%	5.13%	3.11%	2.02%	0.04%	1.98%	0.00%	0.00%	0.28%	0.28%	1.34%	0.00%	-0.09%	0.00%	5.32%	3.34%	1.98%	$8,778	21.31%
ROME Rome Bancorp, Inc. of Rome NY	0.83%	5.31%	1.38%	3.93%	0.15%	3.78%	0.00%	0.00%	0.70%	0.70%	3.12%	0.00%	-0.10%	0.00%	5.69%	1.73%	3.96%	$3,333	30.86%
THRD TF Financial Corp. of Newtown PA	0.55%	5.23%	2.22%	3.01%	0.33%	2.67%	0.01%	0.06%	0.31%	0.37%	2.33%	0.00%	0.07%	0.00%	5.48%	2.49%	2.99%	$4,025	23.31%
WVFC WVS Financial Corp. of PA	0.67%	4.07%	2.41%	1.66%	-0.07%	1.73%	0.00%	0.00%	0.18%	0.18%	0.85%	0.00%	-0.03%	0.00%	4.11%	2.62%	1.48%	$10,755	30.87%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

based on deposits/assets ratios of 68.2% and 58.2%, respectively, and borrowings/assets ratios (including subordinated debt) of 21.2% and 30.5%, respectively.

The Company's net worth ratio of 9.1% of assets is below the Peer Group average ratio of 10.2% (and modestly above the median ratio of 8.5%), even before the completion of the Offering. The Company's pro forma tangible capital position will increase with the addition of stock proceeds. The increase in OSHC's pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential through reinvestment and leveraging. At the same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company's asset growth remained above the Peer Group average. Specifically, asset growth of 6.74% for the Company exceeded the Peer Group average of 3.01%, while loan growth equal to 13.21% for the Company was still above the average growth rate of 2.19% for the Peer Group.

The Company's deposit growth rate equaled 15.67% for the most recent 12 month period and thus, remained above the Peer Group average growth rate 3.47%. Borrowed funds declined for the Company at an 18.04% annual pace versus modest growth of 5.88% for the Peer Group, as the Company decreased borrowings because of the level of funds provided by deposit growth.

The Company's equity increased by 4.96% as compared which compared closely to 3.15% growth for the Peer Group based on the average. Limited expansion of the Company's equity and the minimal growth for the Peer Group reflects the impact of adoption of dividend and capital management strategies by both the Company and the Peer Group as well as OTTI charges (for the Company and some of the Peer Group institutions). On a post-offering basis, the Company's equity growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans and de novo branching.

Income and Expense Trends

OSHC and the Peer Group reported net income to average assets ratios of 0.52% and 0.43%, respectively, based on updated financial data. The Company's operating results continue to reflect a favorable level of net interest income offset by a relatively high tax rate in comparison to the Peer Group while the ratio of operating expense and non-interest income as a percent of average assets was relatively comparable to the Peer Group averages. The updated ROA based on financial data for the twelve months ended September 30, 2009, remained slightly above the Peer Group average as non-OTTI charges continued to diminish and core earnings increased modestly.

The Company's net interest income ratio of 2.99% of average assets remained higher than the Peer Group average of 2.64% reflecting its higher asset yields and lower cost of funds.

Non-interest operating income is a relatively similar contributor to OSHC's earnings relative to the Peer Group, at 0.42% and 0.53% of average assets for the Company and the

Peer Group, respectively. As discussed in the Second Update, both the Company and the Peer Group generate levels of non-interest income which are below the average for all publicly traded companies of 0.71% of average assets, reflecting their emphasis on residential mortgage lending which tends to generate limited levels of non-interest fee income.

The Company's operating expense ratio increased modestly since the Second Update and OSHC now operates with an operating expense ratio which exceeds the Peer Group average. The operating expense ratios for OSHC and the Peer Group were 2.23% and 2.15%, respectively. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets. On a post-offering basis, the Company's operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

The Company's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 65.2% remains more favorable than the Peer Group's ratio of 67.8%. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans and the costs of targeted expansion.

While loan loss provisions for the Company and the Peer Group were limited, the Company's ratio remained more favorable at 0.14%, versus 0.18% of average assets for the Peer Group, reflecting relatively strong asset quality for both on average.

Non-operating expense diminished for OSHC, reporting a net non-operating loss of 0.24% of average assets, versus a comparable level (i.e., loss of 0.23% of average assets) for the Peer Group on average.

The Company's effective tax rate for the last 12 months equal to 36.3% is slightly higher than the Peer Group average of 28.9%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and therefore remaining at a disadvantage in comparison to the Peer Group. At the same time, the Company is evaluating the merits of establishing a special purpose investment subsidiary for the purpose of minimizing its state tax liability which could potentially reduce OSHC's average tax rate.

3. Stock Market Conditions

Since the date of the Second Update, the broader stock market has exhibited significant volatility and, in general, has improved. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June. The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, the DJIA moving to new highs for the year. The stock market rally continued into September and into early October fueled by generally favorable news outside of the increasing unemployment rate. On October 9, 2009, the DJIA closed at 9864.9 or 16.1% higher since the date of the Second Update and the NASDAQ closed at 2138.13 or 20.5% higher since the date of the Second Update. The S&P 500 Index closed at 1071.43 or 16.6% higher since the date of the Second Update.

Trends with respect to the market for thrift stocks have been less favorable as the sector continues to be weighted down by credit quality concerns and related unfavorable trends with respect to the unemployment rate. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and currency concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.

Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. These same factors continued to weigh heavily on the thrift market through the balance of September as thrift stocks did not participate in the broader market rally in September and into early October. On October 9, 2009, the SNL Index for all publicly-traded thrifts closed at 569.9, a modest increase of 2.9% since the date of the Second Update.

The updated pricing measures for the Peer Group were generally lower compared to the Second Update, with the earnings and equity based pricing ratios generally diminishing in a range of 7% to 8%. In contrast, the pricing ratios for all publicly-traded savings institutions increased in a range of 2% to 5% which was consistent with the 2.9% increase in the SNL Thrift Index realized since the date of the Second Update.

A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and the SNL Thrift Index is shown in Table 4, based on market prices as of May 29, 2009, and October 9, 2009. The Peer Group data has been adjusted to exclude American Bancorp of New Jersey which became subject to an acquisition offer since the date of the Second Update and Parampo Bancorp, Inc., which became subject to an acquisition offer since the date of the Second Update.

Table 4
Ocean Shore Holding Co.
Average Pricing Characteristics

	At May 29, 2009	At October 9, 2009	Percent Change
Peer Group (1)			
Price/Earnings (x)	17.44x	16.25x	(6.8)%
Price/Core Earnings (x)	15.15	13.93	(8.1)
Price/Book (%)	89.81%	83.05%	(7.5)
Price/Tangible Book (%)	97.28	90.21	(7.3)
Price/Assets (%)	9.40	8.52	(9.4)
All Publicly-Traded Thrifts			
Price/Earnings (x)	16.31x	17.09x	4.8%
Price/Core Earnings (x)	16.64	16.90	1.6
Price/Book (%)	66.91%	70.02%	4.6
Price/Tangible Book (%)	76.97	79.87	3.8
Price/Assets (%)	7.48	7.82	4.5
Other			
SNL Thrift Index	553.7	569.9	2.9

(1) Excludes Pamrapo Bancorp of New Jersey which became subject to an acquisition offer since the date of the Second Update.

As set forth in the Original Appraisal and subsequent updates, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect more narrow discounts to book value or even premiums in some cases. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only three conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and Territorial Bancorp's standard conversion offering was completed on July 14, 2009. Territorial Bancorp's offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $122.3 million resulting in a pro forma price/tangible book ratio of 59.4% at closing. Territorial Bancorp's trading price closed 47.5% above its IPO price after its first week of trading. As of October 9, 2009, Territorial Bancorp closed 60.0% above its IPO price. The success of Territorial Bancorp's offering, in what is still considered to be a fairly weak market for thrift IPOs, is believed to be related to the specific attributes of

Territorial Bancorp's offering as opposed to a broader market trend. Territorial Bancorp is the largest thrift based in Hawaii and, counter to industry trends in general, has maintained strong earnings and very favorable measures for credit quality during a period when most institutions have reported depressed earnings and increases in loan delinquencies.

Given the limited number of conversion offering completed recently, we have also considered recent conversion applications filed, both from the perspective of the range of their pro forma pricing ratios and their impact on the supply of conversion stock. In this regard, the Company's offering will be coming to the market at the same time as these new issues and will be competing for investor interest. We believe that the Bank's offering should be at the upper end of the pricing multiples for the standard conversions coming to market, based on OSHC's recent financial performance and the pro forma characteristics of the Company versus the financial institutions submitting standard conversion applications. At the same time, we would expect OSHC to be discounted to Northwest Bancorp's pro forma pricing due in part, to Northwest Bancorp's substantially greater asset size and post-conversion liquidity which is anticipated to attract much greater interest from institutional investors.

Company	State	Type	Assets ($000)	Gross Proceeds(1) ($000)	Pro Forma P/TB Midpoint (%)	Pro Forma P/TB Supermax (%)
Northwest Bancorp	PA	2nd	$ 7,094,353	$635,000 (2)	100.4%	112.50%
OmniAmerican Bank	TX	STD	1,038,306	90,000	54.0%	62.0%
OBA Bank	MD	STD	362,471	35,000	51.4%	59.4%
Harvard SB	IL	STD	160,088	9,500	47.1%	55.0%
Versailles S&L	OH	STD	40,788	5,000	44.5%	52.5%
Athens Federal	TN	STD	243,011	18,000	47.3%	55.2%

(1) At midpoint of preliminary offering range based on initial filing.
(2) Pro forma market capitalization is $1.0 billion including exchange shares issued to public stockholders.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing OSHC's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in OSHC's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Second Update.

In examining the valuation adjustments made relative to the Peer Group in the Second Update, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our Second Update pertains to the deterioration in the Peer Group's pricing ratios in a range of 7% to 8%. Additionally, while the market appears to be more receptive to equity issuances by financial institutions (using the increased level of conversion applications and secondary issuances by seasoned banks and thrifts as a barometer), these same offering will place competitive pressures on OSHC's offering as investors evaluate the Company's issue to other equity issuances by similar financial institutions (i.e., both conversion offering and secondary offerings). We have also given consideration in the valuation that OSHC was unable to sell into the offering range earlier in the year, even after an aggressive selling effort through a syndicated community offering.

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group, which remain unchanged relative to the adjustments made in the Second Update.

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, the results of the subscription and community offerings, as well as the return of the orders and the extension of the second step conversion to sell stock under more favorable conditions, and taking into consideration the decline in the Peer Group's pricing ratios since the date of the Second Update, RP Financial concluded that, as of October 9, 2009, the aggregate pro forma market value of OSHC's conversion stock was 68,782,288 at the midpoint, equal to 8,597,786 shares at $8.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.28% ownership interest to the public, which provides for a $39.4 million public offering at the midpoint value. The valuation reflects an approximate 3.9% decrease relative to the midpoint pro forma value established in the Second Update, as well as a lower price per share of $8.00 from $8.50. The decrease in the valuation is falls between the 7% to 8% reduction of the Peer Group and takes into account the modest increase in the pricing ratios of all publicly-traded thrifts among other factors.

In calculating the pro forma pricing ratios, we have incorporated the incremental expense related to conducting the subscription/community offering and the possible syndicated community offering in an amount greater than reflected in the Second Update. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Second Update. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating OSHC's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through September 30, 2009, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company's core earnings, we adjusted reported earnings of $1.702 million of losses incurred on the sale of securities and OTTI impairment charges. Thus, as shown below, the Company's core earnings were calculated to equal $4,688,000.

	Amount ($000)
Trailing 12 Month Net Income (09/30/09)	$3,666
Plus: Losses Realized on Investment Securities	1,702
Tax Effect (1)	(680)
Core Earnings Estimate	$4,688

(1) Reflects a 39.94% tax rate on adjustments consistent with the Company's marginal tax rate.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the updated midpoint value of $68.8 million equaled 15.92 times and 12.87 times, respectively. Owing to the non-operating expenses referenced above, the Company's P/E is at a discount of 2.0% at the midpoint of this updated valuation versus a 3.2% premium at the midpoint in the Second Update. Based on core earnings, excluding one-time non-recurring expenses, the P/Core Earnings multiple equaled 12.87 times at midpoint, which is discounted by 7.6% to the Peer Group's average P/Core Earnings multiple of 13.93 times, versus a discount of 13.2% at the midpoint relative to the Peer Group's average core earnings multiple in the Second Update.

P/B Approach. The application of the P/B valuation method requires calculating OSHC's pro forma market value by applying a valuation P/B ratio to the Company's pro forma book value. As before, we also examine the price/tangible book ratio ("P/TB"), adjusting for the impact of intangible assets for the Peer Group. Based on the $68.8 million updated midpoint valuation, OSHC's pro forma P/B and P/TB ratios have decreased to 69.22% which represents a 5.4% reduction relative to the midpoint P/TB ratio of 73.18% in the Second Update. Accordingly, the P/TB discount at the midpoint relative to the Peer Group equaled 23.3% versus a 24.8% discount in the Second Update.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, OSHC's value equaled 8.88% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 8.52%, which implies a premium of 4.2%.

Trading of OSHC Stock. As of the date of the Second Update (May 29, 2009), based on OSHC's stock price of $8.00 per share and the 8,323,374 shares of OSHC stock outstanding implied a market value of $66.6 million which was considered in the valuation process. The stock trading price has subsequently diminished to $6.85 per share as of October 9, 2009, resulting in an implied market value of $56.9 million (based on 8,311,484 shares outstanding), which slightly exceeds the minimum of the updated offering range.

Table 5
Public Market Pricing
Ocean Shore Holding Co.
As of October 9, 2009

	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tang. Eq./ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Financial Characteristics(6): Reported ROA (%)	Financial Characteristics(6): Reported ROE (%)	Financial Characteristics(6): Core ROA (%)	Financial Characteristics(6): Core ROE (%)	Offering Size ($Mil)	Exchange Ratio (x)
Ocean Shore Holding Co.																						
Maximum	$8.00	$79.10	$0.45	$10.56	17.87x	75.77%	10.15%	75.77%	14.52x	$0.17	2.10%	37.55%	$780	13.39%	13.39%	0.34%	0.57%	4.24%	0.70%	5.22%	45.31	1.1896
Midpoint	$8.00	$68.78	$0.50	$11.56	15.92x	69.22%	8.88%	69.22%	12.87x	$0.19	2.42%	38.47%	$775	12.83%	12.83%	0.35%	0.56%	4.35%	0.69%	5.38%	39.40	1.0344
Minimum	$8.00	$58.46	$0.58	$12.91	13.87x	61.97%	7.60%	61.97%	11.16x	$0.23	2.84%	39.44%	$770	12.26%	12.26%	0.35%	0.55%	4.47%	0.68%	5.55%	33.49	0.8793
All Public Companies(7)																						
Averages	$9.71	$298.79	($0.42)	$13.82	17.09x	70.02%	7.82%	79.87%	16.90x	$0.27	2.37%	38.46%	$2,891	10.84%	9.98%	2.79%	-0.34%	-1.34%	-0.17%	-0.99%		
Medians	8.72	49.60	0.27	13.15	13.64x	71.03%	5.80%	76.11%	14.83x	$0.20	2.18%	0.00%	$912	8.92%	8.30%	1.82%	-0.04%	0.11%	0.22%	2.00%		
All Non-MHC State of NJ(7)																						
Averages	$10.94	$1,940.60	($0.52)	$11.31	12.42x	99.73%	9.62%	117.38%	12.97x	$0.46	3.74%	67.29%	$16,774	10.85%	9.09%	1.45%	-0.96%	-4.62%	-0.68%	-2.72%		
Medians	$11.83	$412.58	($0.48)	$10.41	12.42x	100.20%	9.25%	127.03%	12.97x	$0.52	4.26%	67.29%	$4,290	10.92%	8.60%	1.11%	-0.53%	-1.11%	-0.55%	-1.46%		
Comparable Group Average																						
Averages	$12.27	$56.74	$0.96	$15.17	16.25x	83.05%	8.52%	90.21%	13.93x	$0.45	3.33%	51.89%	$643	10.18%	9.77%	0.82%	0.39%	3.51%	0.55%	5.74%		
Medians	$13.47	$40.33	$1.29	$13.95	11.59x	87.80%	6.44%	98.37%	10.42x	$0.49	4.16%	52.98%	$625	8.52%	7.62%	0.61%	0.59%	5.15%	0.64%	5.98%		
State of New Jersey (7)																						
CBNJ Cape Bancorp, Inc. of NJ	$7.03	$93.60	($2.14)	$10.74	NM	65.46%	8.43%	78.20%	NM	$0.00	0.00%	NM	$1,111	12.87%	11.01%	2.82%	-3.71%	-26.44%	-2.55%	-18.14%		
HCBK Hudson City Bancorp, Inc of NJ	$13.08	$6,843.63	$0.96	$9.83	13.63x	133.06%	11.92%	137.25%	13.63x	$0.60	4.59%	62.50%	$57,407	8.96%	8.71%	0.77%	0.93%	10.19%	0.93%	10.19%		
OCFC OceanFirst Fin. Corp of NJ	$12.43	$153.78	$1.01	$10.07	11.20x	123.44%	8.05%	123.44%	12.31x	$0.80	6.44%	72.07%	$1,910	8.48%	8.48%	1.17%	0.73%	9.97%	0.66%	9.07%		
PFS Provident Fin. Serv. Inc of NJ	$11.22	$671.37	($1.92)	$14.58	NM	76.95%	10.07%	130.62%	NM	$0.44	3.92%	NM	$6,669	13.08%	8.15%	1.04%	-1.79%	-12.18%	-1.76%	-11.99%		
PBCI Pamrapo Bancorp, Inc. of NJ(7)	$7.70	$38.01	($0.04)	$10.21	NM	75.42%	6.60%	75.42%	NM	$0.00	0.00%	NM	$575	8.76%	8.76%	3.50%	-0.45%	-4.83%	-0.03%	-0.36%		
Comparable Group																						
ESSA ESSA Bancorp, Inc. of PA	$13.22	$198.18	$0.42	$12.35	33.9	107.04%	18.82%	107.04%	31.48x	$0.20	1.51%	51.28%	$1,053	17.58%	17.58%	0.64%	0.57%	2.99%	0.62%	3.22%		
ESBK Elmira Svgs Bank, FSB of NY	$13.99	$26.83	$1.63	$17.80	9.39	78.60%	5.20%	128.00%	8.58x	$0.80	5.72%	53.69%	$516	10.18%	7.82%	0.69%	0.60%	6.03%	0.65%	6.60%		
FSBI Fidelity Bancorp, Inc. of PA	$6.30	$19.18	$1.18	$14.24	NM	44.24%	2.59%	47.16%	5.34x	$0.08	1.27%	NM	$741	6.75%	6.42%	2.53%	-0.12%	-1.83%	0.49%	7.71%		
FKFS First Keystone Fin., Inc of PA	$8.85	$21.53	($0.36)	$13.44	NM	65.85%	4.10%	65.85%	NM	$0.00	0.00%	NM	$525	6.22%	6.22%	0.61%	-0.56%	-8.84%	-0.17%	-2.65%		
HARL Harleysville Svgs Fin Cp of PA	$13.72	$49.60	$1.50	$13.66	10.01	100.44%	6.01%	100.44%	9.15x	$0.76	5.54%	55.47%	$825	5.98%	5.98%	NA	0.60%	10.33%	0.66%	11.31%		
ROME Rome Bancorp, Inc. of Rome NY	$8.40	$57.78	$0.44	$8.66	21	97.00%	17.16%	97.00%	19.09x	$0.34	4.05%	NM	$337	17.70%	17.70%	0.48%	0.82%	4.49%	0.91%	4.94%		
THRD TF Fin. Corp. of Newtown PA	$18.70	$49.80	$1.39	$26.16	12.38	71.48%	6.87%	76.45%	13.45x	$0.80	4.28%	52.98%	$724	9.62%	9.05%	0.58%	0.56%	5.81%	0.51%	5.35%		
WVFC WVS Financial Corp. of PA	$15.00	$31.05	$1.44	$15.04	10.79	99.73%	7.40%	99.73%	10.42x	$0.64	4.27%	46.04%	$419	7.42%	7.42%	0.23%	0.67%	9.13%	0.70%	9.46%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 9, 2009, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $68,782,288 at the midpoint. Based on this valuation and the approximate 57.28% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $39,400,000, equal to 4,925,000 shares at a per share value of $8.00. This updated valuation reflects a 3.9% reduction relative to the valuation conclusion set forth in the Second Update, reflecting in part, a reduction in the Peer Group's pricing ratios over the interim period. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $8.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 5 and are detailed in Exhibit 2 and Exhibit 3.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of OSHC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in OSHC equal to 42.72% as of October 9, 2009. The exchange ratio to be received by the existing minority shareholders of OSHC will be determined at the end of the offering, based on the total number of shares sold in the syndicated community offering. Based upon this calculation and the valuation conclusion and offering range concluded above, the exchange ratio would vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Maximum	9,887,454	5,663,750	4,223,704	1.1896x
Midpoint	8,597,786	4,925,000	3,672,786	1.0344x
Minimum	7,308,118	4,186,250	3,121,868	0.8793x
Distribution of Shares				
Maximum	100.00%	57.28%	42.72%	
Midpoint	100.00%	57.28%	42.72%	
Minimum	100.00%	57.28%	42.72%	
Aggregate Market Value(1)				
Maximum	$79,099,632	$45,310,000	$33,789,632	
Midpoint	$68,782,288	$39,400,000	$29,382,288	
Minimum	$58,464,944	$33,490,000	$24,974,944	

(1) Based on offering price of $8.00 per share.

Respectfully submitted,

RP® FINANCIAL, LC.

James P. Hennessey
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices: As of October 9, 2009

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A
Weekly Thrift Market Line - Part One
Prices As Of October 9, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(108)	9.71	29,622	298.8	13.51	6.49	9.59	1.30	-11.82	2.03	-0.65	-0.42	13.82	12.59	162.95
NYSE Traded Companies(6)	8.13	181,443	1,256.9	13.14	5.29	7.74	2.22	-24.74	-14.09	-3.79	-4.01	11.42	7.76	167.93
AMEX Traded Companies(1)	32.45	2,095	68.0	35.75	22.35	33.34	-2.67	11.90	29.75	3.47	3.85	33.44	31.66	376.86
NASDAQ Listed OTC Companies(101)	9.58	20,699	243.1	13.30	6.41	9.46	1.29	-11.28	2.73	-0.51	-0.24	13.77	12.69	160.49
California Companies(5)	5.71	5,532	31.9	8.67	3.32	5.69	-1.94	-7.74	22.83	-0.74	-0.65	12.55	12.39	210.08
Florida Companies(2)	3.11	7,695	20.7	8.85	1.83	3.31	-7.66	-59.81	-38.84	-11.29	-12.17	11.43	10.70	300.96
Mid-Atlantic Companies(31)	10.49	49,657	587.6	15.11	7.13	10.19	3.96	-10.52	-9.98	0.08	0.41	13.31	11.61	167.87
Mid-West Companies(33)	8.32	22,430	71.1	11.89	4.86	8.22	1.20	-16.69	11.85	-1.44	-1.35	13.79	13.06	171.71
New England Companies(17)	12.50	37,539	513.3	16.43	9.62	12.52	-0.62	-1.05	6.18	0.09	0.50	14.74	12.73	134.39
North-West Companies(5)	6.45	26,530	339.1	9.58	3.89	6.24	0.41	-26.58	-7.44	-1.14	-0.24	10.71	9.47	102.25
South-East Companies(11)	12.14	5,716	62.8	14.74	8.00	12.12	1.07	-6.91	0.17	0.48	0.69	16.60	15.34	158.62
South-West Companies(1)	7.50	2,784	20.9	10.25	6.80	7.70	-2.60	-14.38	3.31	-0.57	-0.01	8.92	8.50	56.86
Western Companies (Excl CA)(3)	10.67	12,091	141.9	13.27	8.11	10.39	1.70	2.01	4.88	0.70	0.54	15.47	15.47	159.56
Thrift Strategy(102)	9.73	27,419	259.7	13.24	6.51	9.61	1.33	-10.67	2.75	-0.35	-0.05	13.69	12.47	155.55
Mortgage Banker Strategy(3)	3.92	13,013	34.6	8.25	1.68	3.83	-1.56	-36.40	-10.85	-11.41	-12.75	13.05	12.49	322.44
Real Estate Strategy(1)	2.28	7,774	17.7	4.15	1.20	2.20	3.64	-28.08	28.09	-2.59	-3.07	6.37	6.37	117.34
Diversified Strategy(2)	21.51	175,620	2,791.5	39.29	15.60	20.76	3.40	-24.68	-27.53	1.15	1.09	25.45	21.99	316.32
Companies Issuing Dividends(76)	11.25	32,311	395.5	15.34	7.47	11.08	2.18	-7.32	0.98	0.08	0.27	14.82	13.21	170.27
Companies Without Dividends(32)	5.82	22,811	53.7	8.86	4.03	5.79	-0.91	-23.22	4.71	-2.52	-2.16	11.31	11.01	144.40
Equity/Assets <6%(20)	6.32	36,184	119.1	11.28	3.28	6.31	-2.74	-26.92	-2.01	-3.01	-2.33	11.30	10.73	232.68
Equity/Assets 6-12%(58)	10.27	18,895	214.6	14.33	6.47	10.18	1.79	-11.94	5.51	-0.14	-0.02	15.01	13.91	183.83
Equity/Assets >12%(30)	10.81	45,849	572.5	13.35	8.57	10.54	2.94	-2.05	-2.02	-0.14	0.05	13.16	11.27	79.11
Converted Last 3 Mths (no MHC)(1)	15.96	12,233	195.2	16.34	14.00	15.75	1.33	59.60	59.60	0.65	0.78	16.84	16.84	108.54
Actively Traded Companies(6)	16.66	21,597	361.9	24.00	9.39	16.64	-0.27	3.67	27.12	0.31	1.07	19.54	18.16	273.72
Market Value Below $20 Million(24)	5.41	3,318	12.7	10.44	3.46	5.55	-2.40	-32.78	-0.36	-1.65	-0.99	12.50	12.28	181.84
Holding Company Structure(102)	9.58	31,035	312.9	13.48	6.42	9.44	1.10	-13.11	1.52	-0.75	-0.50	13.83	12.59	161.89
Assets Over $1 Billion(51)	9.85	57,985	591.9	14.37	6.38	9.53	1.91	-13.73	-5.96	-1.10	-1.00	13.22	11.46	163.37
Assets $500 Million-$1 Billion(32)	10.00	5,489	47.6	13.43	6.49	10.00	0.19	-10.48	9.38	-0.29	0.22	14.43	13.19	175.18
Assets $250-$500 Million(16)	10.33	3,318	30.3	12.59	7.54	10.44	2.64	-4.43	11.45	0.07	0.28	14.73	14.53	159.20
Assets less than $250 Million(9)	6.90	1,941	13.0	10.61	5.24	6.96	-0.62	-18.99	4.41	-0.70	-0.56	13.46	13.36	125.18
Goodwill Companies(64)	10.07	37,897	453.8	14.63	6.44	9.92	1.00	-14.80	-2.83	-0.90	-0.62	13.80	11.72	172.41
Non-Goodwill Companies(44)	9.19	17,499	71.7	11.86	6.58	9.09	1.76	-7.46	9.17	-0.29	-0.12	13.86	13.86	149.09
Acquirors of FSLIC Cases(2)	9.54	44,800	747.4	11.69	5.69	9.27	-0.30	-3.44	-12.37	-0.19	0.10	10.81	9.59	127.75

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 9, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	9.34	28,024	111.4	12.42	6.91	9.31	-0.01	-9.25	-2.30	0.01	0.16	7.73	7.31	70.38
NASDAQ Listed OTC Companies(40)	9.34	28,024	111.4	12.42	6.91	9.31	-0.01	-9.25	-2.30	0.01	0.16	7.73	7.31	70.38
California Companies(1)	9.41	13,305	41.8	10.33	6.15	8.84	6.45	5.14	44.77	0.36	0.38	6.96	6.65	67.28
Mid-Atlantic Companies(23)	9.37	23,590	93.4	11.92	6.97	9.39	-1.11	-5.08	-3.56	0.07	0.21	7.74	7.36	70.02
Mid-West Companies(8)	11.51	55,682	231.1	15.83	8.82	11.45	0.72	-2.77	12.06	0.14	0.09	8.55	7.88	70.94
New England Companies(5)	6.47	13,283	43.8	9.85	4.44	6.37	2.22	-26.62	-16.39	-0.31	0.25	7.19	6.87	71.78
South-East Companies(2)	5.17	11,927	15.2	9.34	3.41	5.14	0.21	-46.06	-28.90	-0.47	-0.34	5.87	5.71	59.31
South-West Companies(1)	14.01	24,929	150.5	17.25	10.47	14.00	0.07	-6.85	-12.71	0.01	-0.10	7.94	7.90	91.78
Thrift Strategy(40)	9.34	28,024	111.4	12.42	6.91	9.31	-0.01	-9.25	-2.30	0.01	0.16	7.73	7.31	70.38
Companies Issuing Dividends(29)	10.49	27,945	114.4	13.45	7.81	10.47	-0.11	-4.27	1.56	0.16	0.30	7.79	7.38	68.35
Companies Without Dividends(11)	6.43	28,224	103.8	9.80	4.64	6.35	0.22	-21.93	-12.11	-0.37	-0.20	7.57	7.15	75.54
Equity/Assets <6%(1)	5.71	2,485	5.2	13.50	4.75	7.64	-25.26	-31.04	-8.64	0.14	0.71	8.09	6.55	139.73
Equity/Assets 6-12%(23)	9.07	18,041	87.0	12.67	6.85	9.06	0.13	-13.86	-4.42	-0.09	0.13	7.88	7.56	84.77
Equity/Assets >12%(16)	9.95	43,346	151.7	12.01	7.14	9.76	1.37	-1.56	1.02	0.14	0.16	7.49	7.03	46.25
Market Value Below $20 Million(3)	6.24	3,645	7.5	11.72	4.72	7.01	-9.58	-31.11	-10.53	-0.12	0.51	8.84	7.47	122.26
Holding Company Structure(37)	9.29	28,961	115.9	12.49	6.90	9.29	-0.39	-10.85	-3.33	0.00	0.16	7.85	7.41	71.95
Assets Over $1 Billion(15)	12.47	64,262	271.5	15.97	9.38	12.23	2.50	-1.75	-6.97	0.04	0.14	7.68	7.43	60.32
Assets $500 Million-$1 Billion(12)	7.28	9,493	25.3	10.29	5.54	7.18	1.23	-17.84	-5.19	-0.11	0.01	7.45	7.09	76.59
Assets $250-$500 Million(12)	7.44	5,958	16.7	10.19	5.26	7.79	-4.71	-13.15	3.03	0.09	0.34	8.10	7.56	79.22
Assets less than $250 Million(1)	13.06	7,867	41.0	15.00	8.80	12.30	6.18	35.34	33.95	0.10	0.11	7.42	5.53	30.62
Goodwill Companies(22)	8.51	38,148	139.3	11.62	6.22	8.49	-0.42	-13.22	-5.96	-0.07	0.16	7.45	6.68	67.95
Non-Goodwill Companies(18)	10.32	16,213	78.9	13.36	7.73	10.26	0.46	-4.63	1.98	0.10	0.16	8.05	8.05	73.21
MHC Institutions(40)	9.34	28,024	111.4	12.42	6.91	9.31	-0.01	-9.25	-2.30	0.01	0.16	7.73	7.31	70.38

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 9, 2009

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY*	11.32	97,058	1,098.7	19.64	5.85	10.80	4.81	-32.05	-31.31	0.25	0.85	12.34	10.43	217.41
BBX	BankAtlantic Bancorp Inc of FL*	2.21	11,239	24.8	7.80	0.66	2.61	-15.33	-59.82	-61.90	-21.41	-23.21	14.82	13.36	468.10
FBC	Flagstar Bancorp, Inc. of MI*	1.08	468,530	506.0	2.67	0.40	1.05	2.86	-29.41	52.11	-0.91	-1.26	1.38	1.38	35.05
NYB	New York Community Bcrp of NY*	11.70	345,208	4,038.9	16.75	7.68	11.13	5.12	-11.83	-2.17	0.88	1.09	12.20	4.92	95.19
NAL	NewAlliance Bancshares of CT*	11.25	106,788	1,201.4	15.30	9.36	10.68	5.34	-16.48	-14.58	0.40	0.37	13.18	7.87	80.36
PFS	Provident Fin. Serv. Inc of NJ*	11.22	59,837	671.4	16.65	7.81	10.15	10.54	1.17	-26.67	-1.95	-1.92	14.58	8.59	111.45
	AMEX Traded Companies														
TSH	Teche Hlding Cp of N Iberia LA*	32.45	2,095	68.0	35.75	22.35	33.34	-2.67	11.90	29.75	3.47	3.85	33.44	31.66	376.86
	NASDAQ Listed OTC Companies														
ABBC	Abington Bancorp, Inc. of PA*	7.94	21,747	172.7	10.50	5.88	7.75	2.45	-14.62	-14.16	0.01	0.04	10.48	10.48	54.42
ALLB	Alliance Bank MHC of PA (42.0)	8.50	6,847	24.4	8.89	6.53	8.50	0.00	3.03	13.33	0.16	0.20	7.08	7.08	63.73
ABCW	Anchor BanCorp Wisconsin of WI*	1.28	21,579	27.6	6.45	0.38	1.25	2.40	-71.36	-53.62	-11.63	-12.08	5.86	5.65	245.27
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	1.88	13,444	8.9	7.89	1.74	1.89	-0.53	-71.56	-51.79	-0.84	-0.74	5.76	5.54	73.38
BCSB	BCSB Bancorp, Inc. of MD*	8.60	3,121	26.8	10.45	6.59	8.09	6.30	-3.91	-1.26	0.02	0.18	15.77	15.00	188.11
BKMU	Bank Mutual Corp of WI*	8.84	46,567	411.7	11.92	6.86	8.67	1.96	-17.07	-23.40	0.40	0.31	8.59	7.42	74.03
BFIN	BankFinancial Corp. of IL*	9.54	21,416	204.3	13.48	7.19	9.21	3.58	-10.17	-6.38	-0.82	-0.05	12.34	11.05	73.44
BFED	Beacon Federal Bancorp of NY*	9.25	6,781	62.7	9.50	6.71	9.01	2.66	8.82	12.80	-0.54	0.58	14.31	14.31	154.28
BNCL	Beneficial Mut MHC of PA(44.1)	9.44	81,981	341.6	12.15	8.31	9.00	4.89	-2.48	-16.09	0.08	0.10	7.57	5.94	51.06
BHLB	Berkshire Hills Bancorp of MA*	22.12	13,916	307.8	31.39	18.46	21.85	1.24	-6.27	-28.32	1.13	1.28	29.29	16.52	192.66
BOFI	Bofi Holding, Inc. Of CA*	8.40	8,083	67.9	8.90	3.01	8.33	0.84	69.35	76.84	0.80	1.28	9.79	9.79	161.10
BYFC	Broadway Financial Corp. of CA*	5.45	1,743	9.5	8.00	3.84	5.45	0.00	-9.92	41.93	0.69	0.85	12.71	12.71	276.71
BRKL	Brookline Bancorp, Inc. of MA*	9.61	59,031	567.3	12.50	7.57	9.60	0.10	2.78	-9.77	0.25	0.28	8.23	7.43	44.74
BFSB	Brooklyn Fed MHC of NY (24.7)	12.83	12,299	39.0	14.55	9.50	12.53	2.39	-5.66	-8.68	0.46	0.55	7.10	7.10	42.75
CITZ	CFS Bancorp, Inc of Munster IN*	4.46	10,764	48.0	9.03	1.71	4.49	-0.67	-48.74	14.36	-0.80	-0.59	10.73	10.73	101.70
CMSB	CMS Bancorp Inc of W Plains NY*	7.25	1,872	13.6	8.49	5.78	7.10	2.11	3.57	3.57	-0.27	-0.29	11.44	11.44	128.81
CBNJ	Cape Bancorp, Inc. of NJ*	7.03	13,314	93.6	9.80	6.50	6.90	1.88	-16.41	-24.00	-3.12	-2.14	10.74	8.99	83.42
CFFN	Capitol Fd Fn MHC of KS (29.6)	32.66	74,098	715.4	47.64	30.24	32.69	-0.09	-2.74	-28.38	0.88	0.89	12.45	12.45	112.27
CARV	Carver Bancorp, Inc. of NY*	6.01	2,470	14.8	7.59	1.50	6.01	0.00	4.34	20.20	-2.68	-2.42	18.38	18.24	327.79
CEBK	Central Bncrp of Somerville MA*	8.00	1,640	13.1	31.50	3.04	8.70	-8.05	-27.27	65.29	-4.06	-0.12	19.69	18.33	341.53
CFBK	Central Federal Corp. of OH*	2.55	4,100	10.5	3.87	1.85	2.27	12.33	-22.49	-14.43	-0.21	-0.26	6.11	6.11	70.34
CHEV	Cheviot Fin Cp MHC of OH(38.5)	7.99	8,869	27.3	9.80	5.15	7.96	0.38	9.45	23.88	0.16	0.14	7.73	7.73	38.62
CBNK	Chicopee Bancorp, Inc. of MA*	13.25	6,442	85.4	13.95	9.90	13.21	0.30	2.63	11.34	-0.06	-0.01	14.62	14.62	83.74
CZWI	Citizens Comm Bncorp Inc of WI*	4.45	5,477	24.4	7.41	4.10	4.18	6.46	-35.51	-36.43	-0.60	0.30	10.19	8.95	99.82
CTZN	Citizens First Bancorp of MI*	0.54	7,714	4.2	4.46	0.50	0.77	-29.87	-85.71	-74.29	-11.11	-6.49	7.72	7.49	250.56
CSBC	Citizens South Bnkg Corp of NC*	5.85	7,527	44.0	7.90	3.86	5.80	0.86	-17.61	-2.34	0.20	0.27	11.11	7.08	111.10
CSBK	Clifton Svg Bp MHC of NJ(37.1)	10.15	26,710	100.7	11.94	7.71	9.93	2.22	1.40	-14.42	0.18	0.20	6.50	6.50	37.50
COBK	Colonial Bank MHC of NJ (44.8)	7.19	4,423	14.2	11.48	5.51	7.19	0.00	-23.18	-8.41	0.29	0.38	9.66	9.66	126.30
CFFC	Community Fin. Corp. of VA*	4.00	4,362	17.4	6.24	2.04	4.18	-4.31	-34.64	4.44	-1.48	0.30	7.98	7.98	121.82
DNBK	Danvers Bancorp, Inc. of MA*	13.55	17,129	232.1	15.27	10.55	13.55	0.00	23.18	1.35	0.09	0.09	13.15	13.13	105.51
DCOM	Dime Community Bancshars of NY*	12.11	34,386	416.4	17.49	6.46	10.99	10.19	-14.66	-8.95	0.68	0.86	8.24	6.63	115.58
ESBF	ESB Financial Corp. of PA*	12.76	12,041	153.6	15.44	7.28	12.64	0.95	45.83	18.81	0.94	1.03	12.64	9.06	163.06
ESSA	ESSA Bancorp, Inc. of PA*	13.22	14,991	198.2	14.28	11.00	13.17	0.38	5.59	-6.44	0.39	0.42	12.35	12.35	70.24
ESBK	Elmira Svgs Bank, FSB of NY*	13.99	1,918	26.8	16.99	7.13	14.88	-5.98	12.46	3.63	1.49	1.63	17.80	10.93	268.93
FFDF	FFD Financial Corp of Dover OH*	12.50	1,010	12.6	15.90	10.01	12.75	-1.96	13.53	14.26	1.05	0.76	17.71	17.71	187.14
FFCO	FedFirst Fin MHC of PA (42.5)	3.49	6,325	9.4	5.75	3.05	4.21	-17.10	-34.15	-18.46	-0.32	0.24	6.39	6.22	54.66
FSBI	Fidelity Bancorp, Inc. of PA*	6.30	3,045	19.2	13.99	5.23	5.70	10.53	-51.20	1.12	-0.28	1.18	14.24	13.36	243.23
FABK	First Advantage Bancorp of TN*	10.45	4,409	46.1	10.50	8.96	10.25	1.95	5.56	1.95	-2.02	0.26	15.82	15.82	79.45
FBSI	First Bancshares, Inc. of MO*	8.47	1,551	13.1	16.99	6.83	8.50	-0.35	-47.06	-46.39	-2.60	-2.87	15.32	15.20	148.24
FCAP	First Capital, Inc. of IN*	17.01	2,771	47.1	18.49	11.77	17.50	-2.80	18.21	11.32	0.79	0.73	16.82	14.80	162.16
FCLF	First Clover Leaf Fin Cp of IL*	7.65	8,150	62.3	8.93	6.00	7.50	2.00	-7.27	11.52	-0.76	-0.78	9.83	8.22	74.08
FCFL	First Community Bk Corp of FL*	4.00	4,151	16.6	9.90	3.00	4.00	0.00	-59.80	-15.79	-1.17	-1.13	8.03	8.03	133.81
FDEF	First Defiance Fin. Corp of OH*	17.28	8,118	140.3	18.33	3.76	15.14	14.13	52.11	123.54	0.78	0.53	24.20	16.30	249.27
FFNM	First Fed of N. Michigan of MI*	2.05	2,884	5.9	3.74	0.65	1.90	7.89	-41.43	64.00	-0.98	-0.93	10.25	9.88	83.39
FFBH	First Fed. Bancshares of AR*	4.00	4,847	19.4	9.47	2.25	3.89	2.83	-42.86	-47.23	-0.48	-0.48	14.58	14.58	162.31
FFNW	First Fin NW, Inc of Renton WA*	6.12	20,337	124.5	10.00	5.68	5.69	7.56	-24.72	-34.48	-1.42	-1.37	12.48	12.48	63.83
FFCH	First Fin. Holdings Inc. of SC*	16.12	11,699	188.6	22.96	4.95	16.06	0.37	-10.69	-20.36	2.97	0.66	19.49	16.43	308.32
FFHS	First Franklin Corp. of OH*	6.55	1,681	11.0	11.50	1.50	6.14	6.68	18.44	63.75	-0.22	-0.64	14.28	14.28	184.73
FKFS	First Keystone Fin., Inc of PA*	8.85	2,433	21.5	10.49	6.30	8.85	0.00	1.14	12.60	-1.20	-0.36	13.44	13.44	215.94
FNFG	First Niagara Fin. Group of NY*	13.47	149,763	2,017.3	16.45	9.48	12.91	4.34	16.42	-16.70	0.54	0.57	12.81	7.60	77.30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 9, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FPTB First PacTrust Bancorp of CA*	5.25	4,249	22.3	11.34	4.75	5.75	-8.70	-48.78	-45.60	-0.57	-0.45	18.02	18.02	210.32
FPFC First Place Fin. Corp. of OH*	2.94	16,973	49.9	10.62	1.40	2.80	5.00	-58.00	-23.24	-6.58	-7.01	12.51	11.83	200.58
FSFG First Savings Fin. Grp. of IN*	10.75	2,542	27.3	11.00	8.25	10.31	4.27	10.82	9.58	-0.04	-0.02	20.52	20.52	96.61
FFIC Flushing Fin. Corp. of NY*	11.32	21,797	246.7	17.67	4.03	11.21	0.98	-12.38	-5.35	0.83	1.75	11.17	10.33	186.43
FXCB Fox Chase Bncp MHC of PA(41.0)	10.14	13,800	57.3	12.00	8.05	9.94	2.01	7.99	-7.82	0.11	0.11	9.02	9.02	84.76
GSLA GS Financial Corp. of LA*	16.19	1,274	20.6	17.44	10.51	16.20	-0.06	15.64	29.52	0.77	0.48	22.09	22.09	207.80
GCBC Green Co Bcrp MHC of NY (43.9)	14.25	4,105	25.7	15.99	9.50	15.00	-5.00	32.81	35.59	1.00	1.30	9.81	9.81	112.19
HFFC HF Financial Corp. of SD*	11.19	4,026	45.1	14.00	9.00	10.75	4.09	12.12	-12.71	1.63	1.32	17.06	15.83	292.30
HMNF HMN Financial, Inc. of MN*	3.34	4,245	14.2	11.20	1.52	3.90	-14.36	-67.13	-20.10	-5.26	-5.59	17.94	17.94	248.20
HBNK Hampden Bancorp, Inc. of MA*	10.85	7,447	80.8	11.30	7.75	10.90	-0.46	9.05	18.71	0.04	0.06	12.98	12.98	76.23
HARL Harleysville Svgs Fin Cp of PA*	13.72	3,615	49.6	16.22	10.08	13.64	0.59	14.72	2.16	1.37	1.50	13.66	13.66	228.26
HWFG Harrington West Fncl Grp of CA*	1.16	7,364	8.5	4.60	1.00	1.29	-10.08	-71.36	-42.00	-3.42	-1.96	3.75	2.94	148.29
HBOS Heritage Fn Gp MHC of GA(24.4)	8.46	10,410	21.5	10.79	5.08	8.38	0.95	-20.56	-6.00	-0.09	0.07	5.97	5.87	45.24
HIFS Hingham Inst. for Sav. of MA*	31.00	2,124	65.8	33.95	22.10	31.23	-0.74	20.20	23.56	3.38	3.40	29.41	29.41	405.82
HBCP Home Bancorp Inc. Lafayette LA*	12.36	8,927	110.3	12.65	9.00	12.22	1.15	19.42	26.77	0.42	0.61	14.58	14.58	59.08
HOME Home Federal Bancorp Inc of ID*	12.04	16,698	201.0	12.07	6.63	11.31	6.45	9.45	12.31	-0.03	-0.07	11.90	11.90	40.29
HFBC HopFed Bancorp, Inc. of KY*	10.46	3,595	37.6	12.99	8.13	10.54	-0.76	-0.38	4.70	1.02	0.81	17.10	15.32	278.66
HCBK Hudson City Bancorp, Inc of NJ*	13.08	523,213	6,843.6	18.93	7.46	12.92	1.24	-14.62	-18.05	0.96	0.96	9.83	9.53	109.72
IFSB Independence FSB of DC*	2.14	1,552	3.3	4.77	1.63	2.24	-4.46	-25.17	-37.97	-0.29	-0.41	5.79	5.79	118.73
ISBC Investors Bcrp MHC of NJ(43.5)	10.83	114,692	539.9	14.67	6.75	10.25	5.66	-12.59	-19.36	-0.57	0.35	7.14	6.95	70.94
JXSB Jcksnville Bcp MHC of IL(45.9)	10.02	1,921	8.8	13.66	6.79	10.38	-3.47	0.20	2.98	0.60	0.29	12.33	10.91	153.95
JFBI Jefferson Bancshares Inc of TN*	5.70	6,706	38.2	9.80	4.66	5.24	8.78	-34.71	-32.14	0.38	0.39	11.86	8.16	98.82
KFED K-Fed Bancorp MHC of CA (33.4)	9.41	13,305	41.8	10.33	6.15	8.84	6.45	5.14	44.77	0.36	0.38	6.96	6.65	67.28
KFFB KY Fst Fed Bp MHC of KY (39.9)	13.06	7,867	41.0	15.00	8.80	12.30	6.18	35.34	33.95	0.10	0.11	7.42	5.53	30.62
KRNY Kearny Fin Cp MHC of NJ (26.5)	10.40	69,242	190.6	12.94	7.78	10.33	0.68	-2.71	-18.75	0.09	0.11	6.88	5.70	30.69
LSBX LSB Corp of No. Andover MA*	11.25	4,474	50.3	12.99	7.11	10.90	3.21	17.80	53.90	-0.66	0.82	13.26	13.26	176.16
LSBI LSB Fin. Corp. of Lafayette IN*	12.20	1,554	19.0	17.00	8.27	12.25	-0.41	-18.67	22.74	0.85	0.47	22.09	22.09	241.66
LPSB LaPorte Bancrp MHC of IN(45.6)	5.00	4,636	10.6	6.74	3.85	5.00	0.00	-8.93	-4.76	0.01	0.05	10.18	8.13	84.39
LSBK Lake Shore Bnp MHC of NY(41.3)	7.85	6,195	20.1	9.00	4.31	8.00	-1.88	-12.97	12.14	0.40	0.44	8.72	8.72	67.54
LEGC Legacy Bancorp, Inc. of MA*	10.87	8,760	95.2	13.46	7.90	10.50	3.52	-0.82	1.78	-0.25	0.19	14.09	12.69	108.44
LBCP Liberty Bancorp, Inc. of MO*	7.09	3,622	25.7	8.75	5.80	7.12	-0.42	-21.22	-4.70	0.57	0.52	11.94	11.36	106.09
LABC Louisiana Bancorp, Inc. of LA*	14.25	5,310	75.7	14.66	11.42	14.00	1.79	18.85	11.33	0.53	0.53	15.00	15.00	60.68
MSBF MSB Fin Corp MHC of NJ (41.8)	8.75	5,311	19.4	10.20	7.76	8.75	0.00	-5.10	-13.79	0.04	0.06	7.72	7.72	66.33
MGYR Magyar Bancorp MHC of NJ(44.5)	4.25	5,767	10.9	9.18	2.65	4.49	-5.35	-32.54	-28.45	-1.61	-1.74	6.97	6.97	96.69
MLVF Malvern Fed Bncp MHC PA(45.0)	9.63	6,153	26.7	10.40	7.50	9.60	0.31	6.88	4.67	0.26	0.30	11.34	11.34	114.95
MFLR Mayflower Bancorp, Inc. of MA*	6.90	2,085	14.4	8.36	4.40	7.41	-6.88	0.73	27.78	0.01	0.43	9.49	9.48	118.43
EBSB Meridian Fn Serv MHC MA (43.4)	9.02	22,358	87.6	9.97	6.34	8.96	0.67	-0.77	-2.49	0.01	-0.03	8.62	8.62	53.01
CASH Meta Financial Group of IA*	23.75	2,608	61.9	24.50	5.72	23.70	0.21	101.44	163.89	-0.99	-0.90	16.91	15.95	314.23
MFSF MutualFirst Fin. Inc. of IN*	7.10	6,985	49.6	10.50	3.50	6.62	7.25	-25.26	5.19	-2.80	-2.53	14.03	13.08	198.19
NASB NASB Fin, Inc. of Grandview MO*	27.06	7,868	212.9	33.84	12.48	25.52	6.03	9.60	0.22	1.73	-0.22	20.58	20.24	205.28
NECB NE Comm Bncrp MHC of NY (45.0)	6.85	13,225	40.8	9.49	6.00	6.95	-1.44	-8.67	-1.30	0.11	0.12	8.37	8.22	39.12
NHTB NH Thrift Bancshares of NH*	9.85	5,770	56.8	10.96	6.01	9.75	1.03	12.44	27.59	1.01	0.86	13.22	8.09	158.11
NVSL Naug Vlly Fin MHC of CT (40.5)	4.65	7,027	13.2	8.25	4.11	4.43	4.97	-35.60	-8.46	-0.11	0.23	6.82	6.80	76.45
NEBS New England Bancshrs Inc of CT*	5.75	6,391	36.7	10.00	5.10	6.49	-11.40	-36.11	-28.13	-0.38	-0.05	10.44	7.56	105.60
NFSB Newport Bancorp, Inc. of RI*	12.09	3,972	48.0	12.99	10.50	12.80	-5.55	0.75	5.22	-0.25	-0.09	13.15	13.15	113.05
FFFD North Central Bancshares of IA*	15.90	1,346	21.4	17.16	9.52	16.28	-2.33	9.66	38.26	-3.49	-1.23	27.43	27.43	342.39
NFBK Northfield Bcp MHC of NY(45.1)	12.85	44,867	259.9	13.10	8.18	12.75	0.78	18.87	14.22	0.26	0.28	8.70	8.33	41.87
NWSB Northwest Bcrp MHC of PA(37.1)(8)	23.44	48,517	421.5	29.86	13.07	22.69	3.31	-7.93	9.64	0.84	1.07	13.04	9.39	146.18
OSHC Ocean Shr Hldg MHC of NJ(42.8)	6.85	8,323	24.4	9.75	5.85	6.93	-1.15	-29.53	-0.72	0.32	0.59	7.91	7.91	87.02
OCFC OceanFirst Fin. Corp of NJ*	12.43	12,372	153.8	17.75	7.13	11.08	12.18	-14.75	-25.12	1.11	1.01	10.07	10.07	154.35
ONFC Oneida Financl MHC of NY(44.9)	9.11	7,826	32.0	11.75	6.99	9.22	-1.19	-6.56	21.30	-0.07	0.01	6.78	3.58	71.24
ORIT Oritani Fin Cp MHC of NJ(25.7)	14.10	37,134	134.8	17.15	9.56	13.17	7.06	-0.49	-16.32	0.15	0.20	6.47	6.47	51.53
OSBK Osage Bancshares, Inc. of OK*	7.50	2,784	20.9	10.25	6.80	7.70	-2.60	-14.38	3.31	-0.57	-0.01	8.92	8.50	56.86
PSBH PSB Hldgs Inc MHC of CT (42.9)	3.00	6,529	8.4	8.00	2.61	3.00	0.00	-62.50	-25.93	-1.09	0.53	6.11	4.95	73.11
PVFC PVF Capital Corp. of Solon OH*	2.28	7,774	17.7	4.15	1.20	2.20	3.64	-28.08	28.09	-2.59	-3.07	6.37	6.37	117.34
PBCI Pamrapo Bancorp, Inc. of NJ(8)*	7.70	4,936	38.0	10.86	4.72	7.65	0.65	-14.82	2.26	-0.54	-0.04	10.21	10.21	116.59
PFED Park Bancorp of Chicago IL*	4.55	1,192	5.4	15.98	2.85	4.72	-3.60	-71.56	1.56	-2.62	-1.74	21.70	21.70	188.41
PVSA Parkvale Financial Corp of PA*	9.25	5,428	50.2	16.06	6.56	9.25	0.00	-40.32	-25.52	-1.91	1.62	21.92	16.50	351.35
PBHC Pathfinder BC MHC of NY (36.3)	5.71	2,485	5.2	13.50	4.75	7.64	-25.26	-31.04	-8.64	0.14	0.71	8.09	6.55	139.73
PBCT Peoples United Financial of CT*	15.69	345,049	5,413.8	19.38	14.72	15.31	2.48	-4.45	-12.00	0.39	0.36	14.89	10.47	60.31
PROV Provident Fin. Holdings of CA*	8.27	6,220	51.4	10.49	4.00	7.64	8.25	21.98	82.96	-1.20	-2.96	18.47	18.47	253.96
PBNY Provident NY Bncrp, Inc. of NY*	9.41	39,613	372.8	13.13	7.30	9.18	2.51	-10.38	-24.11	0.69	0.43	10.62	6.41	71.30
PBIP Prudential Bncp MHC PA (29.3)	10.25	10,332	31.1	12.51	7.50	9.77	4.91	23.20	-0.10	-0.17	0.08	5.28	5.28	49.82
PULB Pulaski Fin Cp of St. Louis MO*	7.69	10,098	77.7	9.73	3.93	7.61	1.05	7.25	14.95	-0.04	-0.20	8.59	8.17	149.42
RPFG Rainier Pacific Fin Grp of WA*	0.68	6,294	4.3	5.10	0.53	0.78	-12.82	-84.55	-51.43	-4.03	-0.53	6.66	6.20	130.50

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 9, 2009

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
RIVR	River Valley Bancorp of IN*	13.27	1,504	20.0	18.68	9.15	15.75	-15.75	-5.01	5.74	0.98	0.65	16.03	16.01	257.73
RVSB	Riverview Bancorp, Inc. of WA*	3.90	10,924	42.6	6.25	1.57	3.68	5.98	-22.31	73.33	-0.28	-0.10	8.16	5.78	84.25
RCKB	Rockville Fin MHC of CT (42.9)	11.19	18,714	89.8	15.10	6.17	11.18	0.09	1.73	-19.90	0.02	0.49	8.02	7.96	82.32
ROMA	Roma Fin Corp MHC of NJ (27.0)	12.80	30,933	106.9	15.86	9.70	12.42	3.06	1.67	1.67	0.12	0.13	6.87	6.85	40.09
ROME	Rome Bancorp, Inc. of Rome NY*	8.40	6,879	57.8	11.00	7.00	8.49	-1.06	-16.00	-3.45	0.40	0.44	8.66	8.66	48.94
SIFI	SI Fin Gp Inc MHC of CT (38.2)	4.49	11,789	20.2	7.95	2.99	4.26	5.40	-35.95	-25.17	-0.37	0.01	6.40	6.04	74.03
SVBI	Severn Bancorp, Inc. of MD*	3.29	10,067	33.1	6.54	2.10	3.27	0.61	-41.35	-22.95	-0.89	-0.87	8.70	8.67	99.53
SUPR	Superior Bancorp of AL(8)*	2.47	10,117	25.0	7.19	1.69	2.23	10.76	-58.49	-22.08	-16.98	-16.31	18.11	16.24	317.83
THRD	TF Fin. Corp. of Newtown PA*	18.70	2,663	49.8	23.00	15.95	18.75	-0.27	-6.92	-3.11	1.51	1.39	26.16	24.46	272.06
TFSL	TFS Fin Corp MHC of OH (26.5)	12.03	308,958	984.5	13.76	10.25	11.90	1.09	-0.41	-6.74	0.13	0.08	5.75	5.72	34.90
TBNK	Territorial Bancorp, Inc of HI*	15.96	12,233	195.2	16.34	14.00	15.75	1.33	59.60	59.60	0.65	0.78	16.84	16.84	108.54
TONE	TierOne Corp. of Lincoln NE*	3.35	18,034	60.4	5.72	1.13	3.10	8.06	-21.18	-10.67	-1.53	-1.79	13.55	13.33	175.26
TSBK	Timberland Bancorp, Inc. of WA*	4.63	7,045	32.6	7.93	1.94	4.75	-2.53	-19.62	-37.85	0.12	0.21	10.40	9.48	95.88
TRST	TrustCo Bank Corp NY of NY*	6.51	76,421	497.5	12.25	4.71	6.06	7.43	-27.02	-31.55	0.37	0.38	3.12	3.11	46.91
UCBA	United Comm Bncp MHC IN (40.8)	6.30	7,858	20.2	9.95	3.70	6.64	-5.12	-28.00	26.00	0.09	0.08	7.01	7.01	51.10
UCFC	United Community Fin. of OH*	1.72	30,898	53.1	4.56	0.46	1.66	3.61	-37.91	91.11	-1.35	-1.50	7.59	7.57	80.49
UBNK	United Financial Bncrp of MA*	11.95	16,240	194.1	15.48	11.00	11.62	2.84	-10.08	-21.07	0.37	0.46	13.15	13.14	76.27
UWBK	United Western Bncp, Inc of CO*	4.00	7,342	29.4	11.40	3.71	4.11	-2.68	-63.03	-57.26	1.47	0.90	17.66	17.66	329.86
VPFG	ViewPoint Finl MHC of TX(43.1)	14.01	24,929	150.5	17.25	10.47	14.00	0.07	-6.85	-12.71	0.01	-0.10	7.94	7.90	91.78
WSB	WSB Holdings, Inc. of Bowie MD*	3.09	7,850	24.3	4.95	1.65	2.23	38.57	-25.00	3.69	-0.30	-0.37	6.93	6.93	58.33
WSFS	WSFS Financial Corp. of DE*	27.33	6,191	169.2	59.20	16.47	26.20	4.31	-44.92	-43.05	1.91	1.81	36.00	33.51	572.33
WVFC	WVS Financial Corp. of PA*	15.00	2,070	31.1	17.45	14.50	15.00	0.00	-6.25	-6.13	1.39	1.44	15.04	15.04	202.63
WFSL	Washington Federal, Inc. of WA*	16.94	88,048	1,491.5	18.60	9.75	16.31	3.86	18.30	13.24	-0.09	0.60	15.83	13.39	136.77
WSBF	Waterstone Fin MHC of WI(26.2)	5.01	31,250	41.1	10.05	1.75	4.69	6.82	-27.07	49.55	-0.86	-0.90	5.55	5.55	61.69
WAYN	Wayne Savings Bancshares of OH*	5.74	3,004	17.2	8.98	4.42	5.25	9.33	-33.49	-23.47	0.62	0.64	11.64	10.92	134.51
WFD	Westfield Fin. Inc. of MA*	8.50	30,911	262.7	10.55	8.05	8.29	2.53	-5.87	-17.64	0.16	0.17	8.33	8.33	37.68

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B
Weekly Thrift Market Line - Part Two
Prices As Of October 9, 2009

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(108)	10.42	9.55	-0.34	-1.34	0.16	-0.17	-0.99	2.79	64.43	1.44	17.09	70.02	7.82	79.87	16.90	0.27	2.37	38.46
NYSE Traded Companies(6)	9.18	5.98	-1.19	0.02	-1.02	-1.34	1.65	3.37	52.74	1.99	20.71	73.85	7.52	119.12	18.15	0.37	3.26	70.00
AMEX Traded Companies(1)	8.87	8.44	0.93	10.57	10.69	1.03	11.73	1.27	68.01	1.10	9.35	97.04	8.61	102.50	8.43	1.42	4.38	40.92
NASDAQ Listed OTC Companies(101)	10.51	9.78	-0.30	-1.52	0.09	-0.12	-1.23	2.77	65.14	1.41	17.10	69.51	7.83	77.27	17.00	0.25	2.30	37.42
California Companies(5)	5.81	5.70	-0.42	0.74	-0.80	-0.28	-6.82	3.69	42.40	1.91	9.20	46.70	2.74	48.41	6.49	0.09	1.59	14.49
Florida Companies(2)	4.58	4.43	-2.52	-11.63	-29.25	-2.68	-11.23	6.98	32.42	2.98	NM	32.36	1.73	33.18	NM	0.00	0.00	0.00
Mid-Atlantic Companies(31)	9.51	8.31	0.04	0.95	0.02	0.21	2.94	2.09	69.32	1.11	15.69	84.37	8.11	101.84	13.99	0.37	3.30	48.21
Mid-West Companies(33)	8.87	8.44	-0.84	-5.39	-0.12	-0.83	-7.04	3.65	43.59	1.71	14.55	57.53	5.23	61.67	18.73	0.23	2.09	40.07
New England Companies(17)	13.67	12.11	0.14	0.49	1.49	0.35	2.83	0.86	102.16	1.09	22.89	85.61	12.28	100.50	19.79	0.29	2.25	51.04
North-West Companies(5)	11.35	10.27	-1.12	-3.23	-7.08	-0.42	-2.46	6.54	28.79	2.24	38.58	51.71	6.39	60.57	25.14	0.16	2.38	0.00
South-East Companies(11)	13.27	12.45	0.05	1.02	2.19	0.45	3.30	2.35	81.09	1.38	19.48	67.71	9.60	74.98	20.42	0.27	1.79	27.13
South-West Companies(1)	15.69	15.06	-1.01	-5.93	-7.60	-0.02	-0.10	0.26	111.03	0.46	NM	84.08	13.19	88.24	NM	0.34	4.53	0.00
Western Companies (Excl CA)(3)	16.80	16.80	0.33	4.85	13.52	0.28	2.76	1.91	91.85	1.30	13.64	72.87	15.27	72.87	12.45	0.09	0.94	1.36
Thrift Strategy(102)	10.55	9.70	-0.25	-1.07	0.22	-0.06	-0.56	2.61	65.39	1.35	17.16	71.23	7.92	81.15	16.94	0.27	2.45	38.85
Mortgage Banker Strategy(3)	4.28	4.15	-3.18	-6.24	-14.51	-3.59	-15.39	7.46	39.94	3.67	NM	27.18	1.42	27.99	NM	0.01	0.16	0.00
Real Estate Strategy(1)	5.43	5.43	-2.24	-32.42	0.00	-2.66	-38.42	9.00	38.35	4.33	NM	35.79	1.94	35.79	NM	0.00	0.00	0.00
Diversified Strategy(2)	15.49	12.31	0.51	3.87	4.74	0.47	3.64	1.60	68.75	1.39	14.31	90.64	15.40	115.71	15.10	0.54	2.82	25.13
Companies Issuing Dividends(76)	10.77	9.66	0.02	0.68	1.03	0.16	1.83	2.28	68.16	1.30	16.53	78.21	8.69	91.31	16.84	0.37	3.31	44.86
Companies Without Dividends(32)	9.51	9.29	-1.25	-8.01	-4.05	-1.01	-9.24	4.18	54.32	1.81	22.84	49.27	5.60	50.89	17.50	0.00	0.00	0.00
Equity/Assets <6%(20)	4.86	4.63	-1.25	-2.53	6.08	-0.96	-5.75	4.21	37.68	1.90	8.23	53.06	2.80	56.28	7.66	0.21	2.16	35.49
Equity/Assets 6-12%(58)	8.56	7.97	-0.13	-1.08	-0.45	-0.05	-0.23	2.95	58.60	1.43	15.07	68.79	5.82	76.02	16.52	0.29	2.42	40.57
Equity/Assets >12%(30)	17.47	15.67	-0.17	-1.30	-0.90	0.08	0.14	1.67	90.57	1.18	24.70	83.09	14.79	102.13	22.85	0.25	2.41	34.48
Converted Last 3 Mths (no MHC)(1)	15.52	15.52	0.60	0.00	4.07	0.72	0.00	0.07	184.08	0.33	24.55	94.77	14.70	94.77	20.46	0.00	0.00	0.00
Actively Traded Companies(6)	7.69	7.10	0.07	0.96	5.73	0.40	4.84	2.27	64.45	1.30	7.30	84.12	6.80	91.70	18.87	0.34	1.91	16.38
Market Value Below $20 Million(24)	7.19	7.08	-0.89	-6.60	-2.17	-0.56	-7.84	3.98	43.37	1.60	11.39	41.88	3.10	42.73	14.11	0.14	1.58	46.21
Holding Company Structure(102)	10.50	9.61	-0.38	-1.63	0.04	-0.20	-1.28	2.78	65.59	1.47	17.22	69.63	7.85	79.59	17.14	0.26	2.39	39.19
Assets Over $1 Billion(51)	10.27	9.01	-0.46	-0.66	1.67	-0.39	-2.02	3.06	64.03	1.61	17.76	76.83	8.57	92.17	18.09	0.28	2.52	38.99
Assets $500 Million-$1 Billion(32)	9.99	9.17	-0.28	-2.48	-1.66	0.03	-0.08	2.72	60.13	1.36	17.23	64.52	6.94	72.64	13.29	0.27	2.36	38.19
Assets $250-$500 Million(16)	11.16	11.03	0.04	0.95	0.52	0.22	1.82	2.11	73.72	1.28	15.87	68.99	8.15	70.25	18.88	0.27	2.42	33.66
Assets less than $250 Million(9)	11.37	11.25	-0.58	-4.92	-2.78	-0.41	-3.89	2.49	67.35	1.09	11.90	52.93	6.09	53.53	16.25	0.14	1.49	64.76
Goodwill Companies(64)	9.60	8.14	-0.39	-0.75	1.84	-0.19	-1.00	2.55	62.53	1.42	17.46	72.20	7.40	88.79	17.14	0.33	2.89	42.28
Non-Goodwill Companies(44)	11.62	11.62	-0.28	-2.17	-2.02	-0.15	-0.97	3.19	67.52	1.48	16.36	66.81	8.43	66.81	16.43	0.18	1.62	32.72
Acquirors of FSLIC Cases(2)	8.23	7.42	-0.16	-2.88	-7.04	0.04	-1.87	6.03	17.30	1.34	NM	71.99	7.09	81.74	28.23	0.10	0.59	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 9, 2009

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(40)	12.47	11.85	0.03	-0.46	0.41	0.25	1.78	1.92	67.50	0.96	25.00	121.00	15.96	129.42	20.87	0.23	2.13	30.74
NASDAQ Listed OTC Companies(40)	12.47	11.85	0.03	-0.46	0.41	0.25	1.78	1.92	67.50	0.96	25.00	121.00	15.96	129.42	20.87	0.23	2.13	30.74
California Companies(1)	10.34	9.93	0.56	5.22	3.83	0.59	5.52	1.05	48.94	0.61	26.14	135.20	13.99	141.50	24.76	0.44	4.68	0.00
Mid-Atlantic Companies(23)	12.71	12.13	0.14	0.58	1.20	0.36	2.63	1.48	82.87	0.96	24.17	124.54	16.60	134.38	18.70	0.17	1.71	36.02
Mid-West Companies(8)	14.32	13.31	0.14	0.50	-0.38	0.09	0.01	3.34	33.71	0.89	26.91	132.68	19.97	143.21	35.62	0.47	3.23	25.00
New England Companies(5)	10.39	9.98	-0.42	-4.95	-2.58	0.32	3.59	1.27	60.09	0.88	NM	86.32	9.37	89.71	16.24	0.10	1.94	0.00
South-East Companies(2)	10.52	10.29	-0.67	-7.54	-1.06	-0.43	-5.39	4.40	32.06	1.82	NM	87.17	10.63	89.03	NM	0.16	1.89	0.00
South-West Companies(1)	8.65	8.61	0.01	0.13	0.07	-0.12	-1.26	0.40	107.98	0.66	NM	176.45	15.26	177.34	NM	0.20	1.43	0.00
Thrift Strategy(40)	12.47	11.85	0.03	-0.46	0.41	0.25	1.78	1.92	67.50	0.96	25.00	121.00	15.96	129.42	20.87	0.23	2.13	30.74
Companies Issuing Dividends(29)	13.22	12.59	0.25	1.62	1.79	0.45	3.72	1.32	75.76	0.87	25.02	135.48	18.59	145.15	20.72	0.32	2.96	56.37
Companies Without Dividends(11)	10.54	9.97	-0.52	-5.74	-3.73	-0.24	-3.16	3.33	48.00	1.19	24.79	84.15	9.26	89.40	21.47	0.00	0.00	0.00
Equity/Assets <6%(1)	5.79	4.74	0.10	1.72	2.45	0.50	8.72	0.82	97.95	1.11	NM	70.58	4.09	87.18	8.04	0.12	2.10	0.00
Equity/Assets 6-12%(23)	9.47	9.09	-0.20	-2.26	-0.53	0.14	1.14	2.12	73.36	0.95	25.35	110.81	10.81	118.17	21.98	0.24	1.99	37.78
Equity/Assets >12%(16)	17.00	16.10	0.35	1.89	1.40	0.40	2.22	1.69	56.13	0.96	23.76	138.15	23.77	147.54	20.58	0.23	2.31	22.31
Market Value Below $20 Million(3)	7.39	6.26	-0.33	-3.65	4.22	0.47	6.55	1.16	70.29	1.09	16.70	66.98	4.90	79.87	16.08	0.19	3.48	50.00
Holding Company Structure(37)	12.44	11.79	0.02	-0.64	0.33	0.24	1.65	2.02	67.03	0.99	24.85	117.60	15.58	126.55	20.59	0.23	2.07	30.74
Assets Over $1 Billion(15)	14.07	13.56	0.10	0.00	-0.69	0.24	1.26	2.28	54.64	0.97	37.11	159.32	22.44	165.02	30.16	0.27	1.48	15.38
Assets $500 Million-$1 Billion(12)	10.64	10.16	-0.09	-1.93	0.74	0.10	-0.04	1.82	89.99	0.90	27.45	100.35	11.33	111.48	21.82	0.17	1.96	36.22
Assets $250-$500 Million(12)	11.44	10.93	0.06	0.35	1.48	0.41	4.23	1.62	62.77	1.06	16.86	92.36	10.80	96.94	15.27	0.24	2.97	42.00
Assets less than $250 Million(1)	24.23	19.25	0.32	1.33	0.77	0.36	1.46	1.65	17.03	0.36	NM	176.01	42.65	236.17	NM	0.40	3.06	0.00
Goodwill Companies(22)	12.86	11.73	-0.07	-1.43	-0.32	0.27	2.13	1.55	72.53	0.97	21.42	115.79	16.24	131.43	20.19	0.18	2.04	27.88
Non-Goodwill Companies(18)	12.00	12.00	0.16	0.68	1.22	0.24	1.38	2.35	61.59	0.95	26.02	127.08	15.63	127.08	21.64	0.29	2.23	32.38
MHC Institutions(40)	12.47	11.85	0.03	-0.46	0.41	0.25	1.78	1.92	67.50	0.96	25.00	121.00	15.96	129.42	20.87	0.23	2.13	30.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 9, 2009

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	5.68	4.84	0.11	2.02	2.21	0.38	6.88	1.87	40.70	1.00	NM	91.73	5.21	108.53	13.32	0.52	4.59	NM
BBX	BankAtlantic Bancorp Inc of FL*	3.17	2.86	-4.09	NM	NM	-4.44	NM	8.99	36.40	4.09	NM	14.91	0.47	16.54	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	3.94	3.94	-2.80	NM	NM	-3.87	NM	6.64	43.46	4.15	NM	78.26	3.08	78.26	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.82	5.60	0.94	7.16	7.52	1.17	8.87	1.04	28.71	0.43	13.30	95.90	12.29	237.80	10.73	1.00	8.55	NM
NAL	NewAlliance Bancshares of CT*	16.40	10.49	0.51	3.06	3.56	0.47	2.83	0.65	92.19	1.05	28.13	85.36	14.00	142.95	30.41	0.28	2.49	70.00
PFS	Provident Fin. Serv. Inc of NJ*	13.08	8.15	-1.79	-12.18	-17.38	-1.76	-11.99	1.04	74.99	1.19	NM	76.95	10.07	130.62	NM	0.44	3.92	NM
	AMEX Traded Companies																		
TSH	Teche Hlding Cp of N Iberia LA*	8.87	8.44	0.93	10.57	10.69	1.03	11.73	1.27	68.01	1.10	9.35	97.04	8.61	102.50	8.43	1.42	4.38	40.92
	NASDAQ Listed OTC Companies																		
ABBC	Abington Bancorp, Inc. of PA*	19.26	19.26	0.02	0.09	0.13	0.07	0.37	4.83	18.81	1.39	NM	75.76	14.59	75.76	NM	0.20	2.52	NM
ALLB	Alliance Bank MHC of PA (42.0)	11.11	11.11	0.26	2.24	1.88	0.32	2.80	2.57	29.09	1.15	NM	120.06	13.34	120.06	NM	0.12	1.41	NM
ABCW	Anchor BanCorp Wisconsin of WI*	2.39	2.31	-4.97	NM	NM	-5.16	NM	7.09	37.68	3.58	NM	21.84	0.52	22.65	NM	0.00	0.00	NM
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	7.85	7.57	-1.14	-13.57	NM	-1.01	-11.95	6.04	19.94	1.70	NM	32.64	2.56	33.94	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.38	8.01	0.01	0.11	0.23	0.10	1.01	0.41	143.38	0.86	NM	54.53	4.57	57.33	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	11.60	10.18	0.53	4.61	4.52	0.41	3.57	1.34	29.02	0.80	22.10	102.91	11.94	119.14	28.52	0.36	4.07	NM
BFIN	BankFinancial Corp. of IL*	16.80	15.32	-1.16	-6.52	-8.60	-0.07	-0.40	2.57	42.44	1.33	NM	77.31	12.99	86.33	NM	0.28	2.94	NM
BFED	Beacon Federal Bancorp of NY*	9.28	9.28	-0.36	-3.60	-5.84	0.39	3.86	1.31	104.09	1.74	NM	64.64	6.00	64.64	15.95	0.20	2.16	NM
BNCL	Beneficial Mut MHC of PA(44.1)	14.83	12.02	0.17	1.07	0.85	0.21	1.33	2.52	40.91	1.60	NM	124.70	18.49	158.92	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	15.20	9.18	0.60	4.16	5.11	0.68	4.71	1.08	78.80	1.16	19.58	75.52	11.48	133.90	17.28	0.64	2.89	56.64
BOFI	Bofi Holding, Inc. Of CA*	6.08	6.08	0.53	7.74	9.52	0.84	12.38	1.01	36.00	0.76	10.50	85.80	5.21	85.80	6.56	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	4.59	4.59	0.28	4.13	12.66	0.35	5.09	2.15	54.58	1.29	7.90	42.88	1.97	42.88	6.41	0.20	3.67	28.99
BRKL	Brookline Bancorp, Inc. of MA*	18.40	16.91	0.57	2.99	2.60	0.64	3.35	0.47	238.71	1.37	38.44	116.77	21.48	129.34	34.32	0.34	3.54	NM
BFSB	Brooklyn Fed MHC of NY (24.7)	16.61	16.61	1.13	6.52	3.59	1.36	7.79	0.36	180.05	0.81	27.89	180.70	30.01	180.70	23.33	0.40	3.12	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.55	10.55	-0.78	-7.37	-17.94	-0.57	-5.44	5.57	24.51	1.99	NM	41.57	4.39	41.57	NM	0.04	0.90	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.88	8.88	-0.24	-2.32	-3.72	-0.26	-2.49	NA	NA	0.32	NM	63.37	5.63	63.37	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	12.87	11.01	-3.71	-26.44	NM	-2.55	-18.14	2.82	38.64	1.49	NM	65.46	8.43	78.20	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.6)	11.09	11.09	0.80	7.29	2.69	0.81	7.37	0.41	29.96	0.18	37.11	262.33	29.09	262.33	36.70	2.00	6.12	NM
CARV	Carver Bancorp, Inc. of NY*	5.61	5.57	-0.83	-11.56	NM	-0.75	-10.44	3.12	29.13	1.08	NM	32.70	1.83	32.95	NM	0.40	6.66	NM
CEBK	Central Bncrp of Somerville MA*	5.77	5.39	-1.19	-17.47	NM	-0.04	-0.52	1.49	36.64	0.66	NM	40.63	2.34	43.64	NM	0.20	2.50	NM
CFBK	Central Federal Corp. of OH*	8.69	8.69	-0.30	-2.87	-8.24	-0.38	-3.56	2.53	54.83	1.65	NM	41.73	3.63	41.73	NM	0.00	0.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	20.02	20.02	0.42	2.09	2.00	0.37	1.83	NA	NA	0.39	NM	103.36	20.69	103.36	NM	0.40	5.01	NM
CBNK	Chicopee Bancorp, Inc. of MA*	17.46	17.46	-0.07	-0.41	-0.45	-0.01	-0.07	0.55	117.52	0.83	NM	90.63	15.82	90.63	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI*	10.21	9.08	-0.66	-5.11	-13.48	0.33	2.55	0.91	34.06	0.40	NM	43.67	4.46	49.72	14.83	0.20	4.49	NM
CTZN	Citizens First Bancorp of MI*	3.08	2.99	-4.33	NM	NM	-2.53	-44.91	7.28	25.09	2.56	NM	6.99	0.22	7.21	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	10.00	6.61	0.18	1.57	3.42	0.25	2.12	2.07	50.26	1.38	29.25	52.66	5.27	82.63	21.67	0.16	2.74	NM
CSBK	Clifton Svg Bp MHC of NJ(37.1)	17.33	17.33	0.51	2.81	1.77	0.56	3.12	0.14	128.57	0.38	NM	156.15	27.07	156.15	NM	0.20	1.97	NM
COBK	Colonial Bank MHC of NJ (44.8)	7.65	7.65	0.24	3.16	4.03	0.32	4.14	0.52	77.14	0.72	24.79	74.43	5.69	74.43	18.92	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.55	6.55	-1.27	-15.43	NM	0.26	3.13	2.95	38.70	1.22	NM	50.13	3.28	50.13	13.33	0.00	0.00	NM
DNBK	Danvers Bancorp, Inc. of MA*	12.46	12.45	0.09	0.67	0.66	0.09	0.67	0.79	89.46	1.07	NM	103.04	12.84	103.20	NM	0.08	0.59	NM
DCOM	Dime Community Bancshars of NY*	7.13	5.82	0.60	8.41	5.62	0.75	10.63	0.38	131.88	0.62	17.81	146.97	10.48	182.65	14.08	0.56	4.62	NM
ESBF	ESB Financial Corp. of PA*	7.75	5.68	0.58	8.12	7.37	0.63	8.89	0.24	131.81	0.93	13.57	100.95	7.83	140.84	12.39	0.40	3.13	42.55
ESSA	ESSA Bancorp, Inc. of PA*	17.58	17.58	0.57	2.99	2.95	0.62	3.22	0.64	81.34	0.74	33.90	107.04	18.82	107.04	31.48	0.20	1.51	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	6.62	4.17	0.60	6.03	10.65	0.65	6.60	0.69	93.41	1.05	9.39	78.60	5.20	128.00	8.58	0.80	5.72	53.69
FFDF	FFD Financial Corp of Dover OH*	9.46	9.46	0.58	5.89	8.40	0.42	4.26	0.65	138.29	1.04	11.90	70.58	6.68	70.58	16.45	0.68	5.44	64.76
FFCO	FedFirst Fin MHC of PA (42.5)	11.69	11.41	-0.59	-5.03	-9.17	0.44	3.77	0.59	104.48	0.90	NM	54.62	6.38	56.11	14.54	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA*	5.85	5.51	-0.12	-1.83	-4.44	0.49	7.71	2.53	19.38	0.82	NM	44.24	2.59	47.16	5.34	0.08	1.27	NM
FABK	First Advantage Bancorp of TN*	19.91	19.91	-2.64	-12.43	-19.33	0.34	1.60	0.25	285.83	1.28	NM	66.06	13.15	66.06	NM	0.20	1.91	NM
FBSI	First Bancshares, Inc. of MO*	10.33	10.26	-1.67	-15.74	NM	-1.85	-17.37	2.18	83.38	3.03	NM	55.29	5.71	55.72	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.37	9.24	0.48	4.67	4.64	0.45	4.31	2.53	38.17	1.34	21.53	101.13	10.49	114.93	23.30	0.72	4.23	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.27	11.34	-1.10	-7.11	-9.93	-1.13	-7.30	2.30	30.96	1.02	NM	77.82	10.33	93.07	NM	0.24	3.14	NM
FCFL	First Community Bk Corp of FL*	6.00	6.00	-0.95	-11.63	-29.25	-0.92	-11.23	4.96	28.44	1.86	NM	49.81	2.99	49.81	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	9.71	6.75	0.32	2.94	4.51	0.22	2.00	2.42	52.80	1.58	22.15	71.40	6.93	106.01	32.60	0.16	0.93	20.51
FFNM	First Fed of N. Michigan of MI*	12.29	11.90	-1.14	-9.31	NM	-1.08	-8.83	4.96	21.92	1.41	NM	20.00	2.46	20.75	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	8.98	8.98	-0.29	-2.94	-12.00	-0.29	-2.94	10.14	14.94	2.12	NM	27.43	2.46	27.43	NM	0.04	1.00	NM
FFNW	First Fin NW, Inc of Renton WA*	19.55	19.55	-2.32	-9.98	-23.20	-2.24	-9.63	11.05	22.63	3.07	NM	49.04	9.59	49.04	NM	0.34	5.56	NM
FFCH	First Fin. Holdings Inc. of SC*	6.32	5.38	1.10	15.25	18.42	0.25	3.39	2.20	68.66	2.00	5.43	82.71	5.23	98.11	24.42	0.20	1.24	6.73
FFHS	First Franklin Corp. of OH*	7.73	7.73	-0.12	-1.53	-3.36	-0.34	-4.46	NA	NA	1.29	NM	45.87	3.55	45.87	NM	0.00	0.00	NM
FKFS	First Keystone Fin., Inc of PA*	6.22	6.22	-0.56	-8.84	-13.56	-0.17	-2.65	0.61	108.82	1.14	NM	65.85	4.10	65.85	NM	0.00	0.00	NM
FNFG	First Niagara Fin. Group of NY*	16.57	10.54	0.83	4.90	4.01	0.88	5.17	0.50	142.18	1.28	24.94	105.15	17.43	177.24	23.63	0.56	4.16	NM
FPTB	First PacTrust Bancorp of CA*	8.57	8.57	-0.28	-2.68	-10.86	-0.22	-2.11	5.57	29.32	1.83	NM	29.13	2.50	29.13	NM	0.20	3.81	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 9, 2009

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
FPFC	First Place Fin. Corp. of OH*	6.24	5.92	-3.34	-39.24	NM	-3.56	-41.80	4.13	28.17	1.39	NM	23.50	1.47	24.85	NM	0.04	1.36	NM
FSFG	First Savings Fin. Grp. of IN*	21.24	21.24	-0.04	-0.24	-0.37	-0.02	-0.12	1.74	39.75	0.95	NM	52.39	11.13	52.39	NM	0.00	0.00	NM
FFIC	Flushing Fin. Corp. of NY*	5.99	5.57	0.47	6.48	7.33	0.99	13.67	1.51	23.44	0.47	13.64	101.34	6.07	109.58	6.47	0.52	4.59	62.65
FXCB	Fox Chase Bncp MHC of PA(41.0)	10.64	10.64	0.15	1.24	1.08	0.15	1.24	0.66	91.68	1.12	NM	112.42	11.96	112.42	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA*	10.63	10.63	0.42	3.54	4.76	0.26	2.21	1.87	53.51	1.46	21.03	73.29	7.79	73.29	33.73	0.40	2.47	51.95
GCBC	Green Co Bcrp MHC of NY (43.9)	8.74	8.74	0.94	10.78	7.02	1.22	14.01	0.64	116.80	1.26	14.25	145.26	12.70	145.26	10.96	0.68	4.77	68.00
HFFC	HF Financial Corp. of SD*	5.84	5.44	0.57	8.53	14.57	0.46	6.91	1.07	67.45	0.98	6.87	65.59	3.83	70.69	8.48	0.45	4.02	27.61
HMNF	HMN Financial, Inc. of MN*	7.23	7.23	-2.02	-22.19	NM	-2.15	-23.59	7.54	31.97	2.93	NM	18.62	1.35	18.62	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	17.03	17.03	0.05	0.30	0.37	0.08	0.46	0.93	70.92	0.96	NM	83.59	14.23	83.59	NM	0.12	1.11	NM
HARL	Harleysville Svgs Fin Cp of PA*	5.98	5.98	0.60	10.33	9.99	0.66	11.31	NA	NA	0.47	10.01	100.44	6.01	100.44	9.15	0.76	5.54	55.47
HWFG	Harrington West Fncl Grp of CA*	2.53	1.99	-2.15	NM	NM	-1.23	-34.09	3.44	46.37	2.32	NM	30.93	0.78	39.46	NM	0.00	0.00	NM
HBOS	Heritage Fn Gp MHC of GA(24.4)	13.20	13.00	-0.19	-1.50	-1.06	0.15	1.17	2.76	44.17	1.94	NM	141.71	18.70	144.12	NM	0.32	3.78	NM
HIFS	Hingham Inst. for Sav. of MA*	7.25	7.25	0.88	12.04	10.90	0.88	12.11	1.51	42.72	0.80	9.17	105.41	7.64	105.41	9.12	0.88	2.84	26.04
HBCP	Home Bancorp Inc. Lafayette LA*	24.68	24.68	0.72	3.43	3.40	1.04	4.98	0.54	105.41	0.87	29.43	84.77	20.92	84.77	20.26	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	29.54	29.54	-0.07	-0.25	-0.25	-0.16	-0.58	3.89	31.58	1.92	NM	101.18	29.88	101.18	NM	0.22	1.83	NM
HFBC	HopFed Bancorp, Inc. of KY*	6.14	5.53	0.40	5.22	9.75	0.31	4.15	0.91	81.35	1.15	10.25	61.17	3.75	68.28	12.91	0.48	4.59	47.06
HCBK	Hudson City Bancorp, Inc of NJ*	8.96	8.71	0.93	10.19	7.34	0.93	10.19	0.77	19.89	0.29	13.63	133.06	11.92	137.25	13.63	0.60	4.59	62.50
IFSB	Independence FSB of DC*	4.88	4.88	-0.26	-5.22	-13.55	-0.37	-7.37	6.46	10.62	0.93	NM	36.96	1.80	36.96	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(43.5)	10.06	9.82	-0.90	-8.17	-5.26	0.56	5.01	1.50	38.30	0.75	NM	151.68	15.27	155.83	30.94	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(45.9)	8.01	7.15	0.39	4.92	5.99	0.19	2.38	0.98	85.29	1.34	16.70	81.27	6.51	91.84	34.55	0.30	2.99	50.00
JFBI	Jefferson Bancshares Inc of TN*	12.00	8.58	0.48	3.33	6.67	0.49	3.42	1.43	49.89	0.94	15.00	48.06	5.77	69.85	14.62	0.24	4.21	63.16
KFED	K-Fed Bancorp MHC of CA (33.4)	10.34	9.93	0.56	5.22	3.83	0.59	5.52	1.05	48.94	0.61	26.14	135.20	13.99	141.50	24.76	0.44	4.68	NM
KFFB	KY Fst Fed Bp MHC of KY (39.9)	24.23	19.25	0.32	1.33	0.77	0.36	1.46	1.65	17.03	0.36	NM	176.01	42.65	236.17	NM	0.40	3.06	NM
KRNY	Kearny Fin Cp MHC of NJ (26.5)	22.42	19.32	0.30	1.31	0.87	0.37	1.60	0.62	48.52	0.62	NM	151.16	33.89	182.46	NM	0.20	1.92	NM
LSBX	LSB Corp of No. Andover MA*	7.53	7.53	-0.39	-4.48	-5.87	0.49	5.57	0.54	150.25	1.28	NM	84.84	6.39	84.84	13.72	0.20	1.78	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.14	9.14	0.36	3.87	6.97	0.20	2.14	3.28	33.20	1.26	14.35	55.23	5.05	55.23	25.96	0.50	4.10	58.82
LPSB	LaPorte Bancrp MHC of IN(45.6)	12.06	9.87	0.01	0.10	0.20	0.06	0.50	1.83	36.39	1.03	NM	49.12	5.92	61.50	NM	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(41.3)	12.91	12.91	0.61	4.63	5.10	0.68	5.10	0.40	92.73	0.61	19.63	90.02	11.62	90.02	17.84	0.20	2.55	50.00
LEGC	Legacy Bancorp, Inc. of MA*	12.99	11.85	-0.23	-1.75	-2.30	0.18	1.33	1.57	59.00	1.29	NM	77.15	10.02	85.66	NM	0.20	1.84	NM
LBCP	Liberty Bancorp, Inc. of MO*	11.25	10.77	0.57	4.73	8.04	0.52	4.32	1.11	65.90	0.92	12.44	59.38	6.68	62.41	13.63	0.10	1.41	17.54
LABC	Louisiana Bancorp, Inc. of LA*	24.72	24.72	0.91	3.34	3.72	0.91	3.34	0.82	75.72	1.46	26.89	95.00	23.48	95.00	26.89	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (41.8)	11.64	11.64	0.06	0.51	0.46	0.10	0.76	2.74	18.73	0.65	NM	113.34	13.19	113.34	NM	0.12	1.37	NM
MGYR	Magyar Bancorp MHC of NJ(44.5)	7.21	7.21	-1.73	-21.02	NM	-1.87	-22.72	6.88	19.87	1.71	NM	60.98	4.40	60.98	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.87	9.87	0.24	2.30	2.70	0.28	2.66	2.18	32.66	0.83	37.04	84.92	8.38	84.92	32.10	0.12	1.25	46.15
MFLR	Mayflower Bancorp, Inc. of MA*	8.01	8.01	0.01	0.11	0.14	0.37	4.70	0.43	121.32	1.04	NM	72.71	5.83	72.78	16.05	0.24	3.48	NM
EBSB	Meridian Fn Serv MHC MA (43.4)	16.26	16.26	0.02	0.12	0.11	-0.06	-0.35	2.00	34.25	1.05	NM	104.64	17.02	104.64	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.38	5.09	-0.31	-5.48	-4.17	-0.29	-4.99	2.41	46.30	2.22	NM	140.45	7.56	148.90	NM	0.52	2.19	NM
MFSF	MutualFirst Fin. Inc. of IN*	7.08	6.63	-1.49	-16.38	NM	-1.35	-14.80	2.41	49.05	1.46	NM	50.61	3.58	54.28	NM	0.48	6.76	NM
NASB	NASB Fin, Inc. of Grandview MO*	10.03	9.88	0.87	8.73	6.39	-0.11	-1.11	2.87	34.96	1.16	15.64	131.49	13.18	133.70	NM	0.90	3.33	52.02
NECB	NE Comm Bncrp MHC of NY (45.0)	21.40	21.09	0.33	1.32	1.61	0.36	1.44	1.14	35.50	0.53	NM	81.84	17.51	83.33	NM	0.12	1.75	NM
NHTB	NH Thrift Bancshares of NH*	8.36	5.29	0.68	7.41	10.25	0.58	6.31	0.88	89.91	1.13	9.75	74.51	6.23	121.76	11.45	0.52	5.28	51.49
NVSL	Naug Vlly Fin MHC of CT (40.5)	8.92	8.90	-0.15	-1.65	-2.37	0.31	3.46	0.67	94.23	0.76	NM	68.18	6.08	68.38	20.22	0.12	2.58	NM
NEBS	New England Bancshrs Inc of CT*	9.89	7.36	-0.42	-3.70	-6.61	-0.06	-0.49	NA	NA	1.30	NM	55.08	5.45	76.06	NM	0.08	1.39	NM
NFSB	Newport Bancorp, Inc. of RI*	11.63	11.63	-0.23	-1.82	-2.07	-0.08	-0.66	NA	NA	0.90	NM	91.94	10.69	91.94	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA*	8.01	8.01	-0.99	-11.30	-21.95	-0.35	-3.98	NA	NA	1.43	NM	57.97	4.64	57.97	NM	0.04	0.25	NM
NFBK	Northfield Bcp MHC of NY(45.1)	20.78	20.07	0.67	3.04	2.02	0.72	3.27	2.07	31.10	1.84	NM	147.70	30.69	154.26	NM	0.16	1.25	61.54
NWSB	Northwest Bcrp MHC of PA(37.1)(8)	8.92	6.59	0.58	6.54	3.58	0.74	8.33	1.95	48.23	1.29	27.90	179.75	16.04	249.63	21.91	0.88	3.75	NM
OSHC	Ocean Shr Hldg MHC of NJ(42.8)	9.09	9.09	0.39	4.13	4.67	0.71	7.61	0.63	67.61	0.48	21.41	86.60	7.87	86.60	11.61	0.20	2.92	62.50
OCFC	OceanFirst Fin. Corp of NJ*	6.52	6.52	0.73	9.97	8.93	0.66	9.07	1.17	57.25	0.76	11.20	123.44	8.05	123.44	12.31	0.80	6.44	72.07
ONFC	Oneida Financl MHC of NY(44.9)	9.52	5.26	-0.10	-1.02	-0.77	0.01	0.15	0.12	408.09	0.89	NM	134.37	12.79	254.47	NM	0.48	5.27	NM
ORIT	Oritani Fin Cp MHC of NJ(25.7)	12.56	12.56	0.33	2.18	1.06	0.44	2.91	2.74	39.42	1.59	NM	217.93	27.36	217.93	NM	0.20	1.42	NM
OSBK	Osage Bancshares, Inc. of OK*	15.69	15.06	-1.01	-5.93	-7.60	-0.02	-0.10	0.26	111.03	0.46	NM	84.08	13.19	88.24	NM	0.34	4.53	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	8.36	6.88	-1.48	-17.58	NM	0.72	8.55	1.67	27.62	0.82	NM	49.10	4.10	60.61	5.66	0.16	5.33	NM
PVFC	PVF Capital Corp. of Solon OH*	5.43	5.43	-2.24	-32.42	NM	-2.66	-38.42	9.00	38.35	4.33	NM	35.79	1.94	35.79	NM	0.00	0.00	NM
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.76	8.76	-0.45	-4.83	-7.01	-0.03	-0.36	3.50	29.87	1.40	NM	75.42	6.60	75.42	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	11.52	11.52	-1.39	-11.49	NM	-0.93	-7.63	3.21	12.49	0.64	NM	20.97	2.41	20.97	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	6.24	4.77	-0.55	-7.13	-20.65	0.47	6.05	1.76	53.39	1.59	NM	42.20	2.63	56.06	5.71	0.20	2.16	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.79	4.74	0.10	1.72	2.45	0.50	8.72	0.82	97.95	1.11	NM	70.58	4.09	87.18	8.04	0.12	2.10	NM
PBCT	Peoples United Financial of CT*	24.69	18.73	0.66	2.59	2.49	0.61	2.40	0.93	86.35	1.15	NM	105.37	26.02	149.86	NM	0.61	3.89	NM
PROV	Provident Fin. Holdings of CA*	7.27	7.27	-0.47	-6.24	-14.51	-1.16	-15.39	6.29	45.73	3.35	NM	44.78	3.26	44.78	NM	0.04	0.48	NM
PBNY	Provident NY Bncrp, Inc. of NY*	14.89	9.55	0.94	6.63	7.33	0.59	4.13	0.90	110.49	1.63	13.64	88.61	13.20	146.80	21.88	0.24	2.55	34.78
PBIP	Prudential Bncp MHC PA (29.3)	10.60	10.60	-0.35	-2.71	-1.66	0.17	1.27	1.19	41.02	0.98	NM	194.13	20.57	194.13	NM	0.20	1.95	NM
PULB	Pulaski Fin Cp of St. Louis MO*	5.75	5.48	-0.03	-0.42	-0.52	-0.15	-2.08	4.12	33.37	1.53	NM	89.52	5.15	94.12	NM	0.38	4.94	NM
RPFG	Rainier Pacific Fin Grp of WA*	5.10	4.77	-2.99	NM	NM	-0.39	-6.85	4.85	29.39	1.90	NM	10.21	0.52	10.97	NM	0.00	0.00	NM
RIVR	River Valley Bancorp of IN*	6.22	6.21	0.40	5.91	7.39	0.26	3.92	3.09	39.10	1.67	13.54	82.78	5.15	82.89	20.42	0.84	6.33	NM
RVSB	Riverview Bancorp, Inc. of WA*	9.69	7.06	-0.34	-3.41	-7.18	-0.12	-1.22	6.20	31.15	2.28	NM	47.79	4.63	67.47	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 9, 2009

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
RCKB Rockville Fin MHC of CT (42.9)	9.74	9.68	0.02	0.25	0.18	0.60	6.15	0.95	89.51	0.97	NM	139.53	13.59	140.58	22.84	0.20	1.79	NM
ROMA Roma Fin Corp MHC of NJ (27.0)	17.14	17.10	0.34	1.72	0.94	0.37	1.87	NA	NA	0.53	NM	186.32	31.93	186.86	NM	0.32	2.50	NM
ROME Rome Bancorp, Inc. of Rome NY*	17.70	17.70	0.82	4.49	4.76	0.91	4.94	0.48	129.06	0.72	21.00	97.00	17.16	97.00	19.09	0.34	4.05	NM
SIFI SI Fin Gp Inc MHC of CT (38.2)	8.65	8.20	-0.51	-5.87	-8.24	0.01	0.16	1.05	54.83	0.79	NM	70.16	6.07	74.34	NM	0.00	0.00	NM
SVBI Severn Bancorp, Inc. of MD*	8.74	8.71	-0.92	-8.07	-27.05	-0.90	-7.89	11.31	25.53	3.23	NM	37.82	3.31	37.95	NM	0.12	3.65	NM
SUPR Superior Bancorp of AL(8)*	5.70	5.14	-5.53	NM	NM	-5.31	NM	5.37	19.42	1.34	NM	13.64	0.78	15.21	NM	0.00	0.00	NM
THRD TF Fin. Corp. of Newtown PA*	9.62	9.05	0.56	5.81	8.07	0.51	5.35	0.58	119.21	0.91	12.38	71.48	6.87	76.45	13.45	0.80	4.28	52.98
TFSL TFS Fin Corp MHC of OH (26.5)	16.48	16.40	0.38	2.20	1.08	0.23	1.35	2.60	19.91	0.58	NM	209.22	34.47	210.31	NM	0.28	2.33	NM
TBNK Territorial Bancorp, Inc of HI*	15.52	15.52	0.60	NM	4.07	0.72	NM	0.07	184.08	0.33	24.55	94.77	14.70	94.77	20.46	0.00	0.00	0.00
TONE TierOne Corp. of Lincoln NE*	7.73	7.62	-0.85	-10.44	NM	-0.99	-12.22	10.69	17.58	2.28	NM	24.72	1.91	25.13	NM	0.00	0.00	NM
TSBK Timberland Bancorp, Inc. of WA*	10.85	9.98	0.12	1.01	2.59	0.22	1.77	5.01	36.79	2.23	38.58	44.52	4.83	48.84	22.05	0.24	5.18	NM
TRST TrustCo Bank Corp NY of NY*	6.65	6.63	0.81	11.86	5.68	0.83	12.18	1.42	71.19	1.65	17.59	208.65	13.88	209.32	17.13	0.25	3.84	67.57
UCBA United Comm Bncp MHC IN (40.8)	13.72	13.72	0.18	1.28	1.43	0.16	1.14	2.82	37.24	1.51	NM	89.87	12.33	89.87	NM	0.40	6.35	NM
UCFC United Community Fin. of OH*	9.43	9.41	-1.59	-17.20	NM	-1.76	-19.11	5.43	29.49	1.91	NM	22.66	2.14	22.72	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	17.24	17.23	0.49	2.71	3.10	0.60	3.37	0.48	149.89	1.03	32.30	90.87	15.67	90.94	25.98	0.28	2.34	NM
UWBK United Western Bncp, Inc of CO*	5.35	5.35	0.47	9.95	36.75	0.29	6.09	1.76	59.90	1.65	2.72	22.65	1.21	22.65	4.44	0.04	1.00	2.72
VPFG ViewPoint Finl MHC of TX(43.1)	8.65	8.61	0.01	0.13	0.07	-0.12	-1.26	0.40	107.98	0.66	NM	176.45	15.26	177.34	NM	0.20	1.43	NM
WSB WSB Holdings, Inc. of Bowie MD*	11.88	11.88	-0.52	-4.20	-9.71	-0.64	-5.17	7.76	12.88	1.76	NM	44.59	5.30	44.59	NM	0.08	2.59	NM
WSFS WSFS Financial Corp. of DE*	6.29	5.88	0.36	5.15	6.99	0.34	4.88	2.26	51.15	1.62	14.31	75.92	4.78	81.56	15.10	0.48	1.76	25.13
WVFC WVS Financial Corp. of PA*	7.42	7.42	0.67	9.13	9.27	0.70	9.46	0.23	69.46	1.13	10.79	99.73	7.40	99.73	10.42	0.64	4.27	46.04
WFSL Washington Federal, Inc. of WA*	11.57	9.97	-0.07	-0.54	-0.53	0.44	3.63	5.60	23.98	1.74	NM	107.01	12.39	126.51	28.23	0.20	1.18	NM
WSBF Waterstone Fin MHC of WI(26.2)	9.00	9.00	-1.42	-15.22	-17.17	-1.48	-15.93	13.09	10.16	1.70	NM	90.27	8.12	90.27	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	8.65	8.16	0.46	5.53	10.80	0.48	5.70	1.31	46.06	0.96	9.26	49.31	4.27	52.56	8.97	0.20	3.48	32.26
WFD Westfield Fin. Inc. of MA*	22.11	22.11	0.45	1.86	1.88	0.47	1.98	0.58	108.65	1.51	NM	102.04	22.56	102.04	NM	0.20	2.35	NM

EXHIBIT 2

Pro Forma Analysis Sheet

EXHIBIT 2
PRO FORMA ANALYSIS SHEET
Ocean Shore Holding Company
Prices as of October 9, 2009

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings multiple	=	P/E	15.92 x	16.25x	11.59x	17.09x	13.64x
Price-core earnings multiple	=	P/CE	12.87 x	13.93x	10.42x	16.90x	14.83x
Price-book ratio	=	P/B	69.22%	83.05%	87.80%	70.02%	71.03%
Price-tangible book ratio	=	P/TB	69.22%	90.21%	98.37%	79.87%	76.11%
Price-assets ratio	=	P/A	8.88%	8.52%	6.44%	7.82%	5.80%

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	**$3,666,000**	(12 Mths 09/09)	ESOP Stock (% of Offering + Foundation) (E)	6.75%	
Pre-Conversion Core Earnings (YC)	$4,688,000	(12 Mths 09/09)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	**$67,402,000**	(2)	ESOP Amortization (T)	20.00	Years
Pre-Conv. Tang. Book Value (B)	$67,402,000	(2)	Stock Program (% of Offering + Foundation (M)	3.38%	
Pre-Conversion Assets (A)	**$742,630,000**		Stock Programs Vesting (N)	5.00	Years
Reinvestment Rate (R)	5.32%		Fixed Expenses	$1,650,000	
Tax rate (TAX)	39.94%		Variable Expenses	1.00%	
After Tax Reinvest. Rate (R)	3.20%		Percentage Sold (PCT)	57.2822%	
Est. Conversion Expenses (1)(X)	8.91%		MHC Assets (MHC1)	$67,000	
Price/Share	$8.00		MHC Assets as a % of Offering (MHC2)	0.17%	
Foundation Cash Contribution (FC)	0.00%		Options as % of Offering (O1)	8.46%	
Foundation Stock Contribution (FS)	0.00%	Shares	Estimated Option Value (O2)	21.10%	
Foundation Tax Benefit (FT)	$0		Option Vesting Period (O3)	5.00	
			% of Options taxable (O4)	25.00%	

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $68,782,288

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $68,782,288

3. $$V = \frac{P/B * (B+FT+MHC1)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $68,782,288

4. $$V = \frac{P/TB * (B+FT+MHC1)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $68,782,288

5. $$V = \frac{P/A * (A+FT+MHC1)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $68,782,288

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Maximum	5,663,750	4,223,704	9,887,454	0	9,887,454	1.1896
Midpoint	4,925,000	3,672,786	8,597,786	0	8,597,786	1.0344
Minimum	4,186,250	3,121,868	7,308,118	0	7,308,118	0.8793

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Maximum	$45,310,000	$33,789,632	$79,099,632	0	$79,099,632
Midpoint	**$39,400,000**	$29,382,288	$68,782,288	0	$68,782,288
Minimum	$33,490,000	$24,974,944	$58,464,944	0	$58,464,944

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Co.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$58,464,944
Exchange Ratio	0.87928
2nd Step Offering Proceeds	$33,490,000
Less: Estimated Offering Expenses	3,230,784
Plus: MHC Assets	67,000
2nd Step Net Conversion Proceeds	$30,326,216

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$30,326,216
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,260,795)
Less: Restricted Stock Purchases (2)	(1,130,402)
Net Proceeds to be Reinvested	$26,935,018
Estimated after-tax net incremental rate of return	3.20%
Earnings Increase	$860,626
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(67,892)
Less: Stock Programs Vesting (3)	(135,784)
Less: Option Plan Vesting (4)	(107,674)
Net Earnings Increase	$549,276

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2009 (reported)	$3,666,000	$549,276	$4,215,276
12 Months ended September 30, 2009 (core)	$4,688,000	$549,276	$5,237,276

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
September 30, 2009	$67,402,000	$26,935,018	$0	$94,337,018
September 30, 2009 (Tangible)	$67,402,000	$26,935,018	$0	$94,337,018

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$742,630,000	$26,935,018	$0	$769,565,018

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes Equity Incentive Plan purchases of 3.38% of the second step offering.
(3) ESOP amortized over 20 yrs, Restricted Stock amortized over 5 yrs, tax effected at: 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Co.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$68,782,288
Exchange Ratio	1.03445
2nd Step Offering Proceeds	$39,400,000
Less: Estimated Offering Expenses	3,511,951
Plus: MHC Assets	67,000
2nd Step Net Conversion Proceeds	$35,955,049

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$35,955,049
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,659,759)
Less: Restricted Stock Purchases (2)	(1,329,885)
Net Proceeds to be Reinvested	$31,965,405
Estimated after-tax net incremental rate of return	3.20%
Earnings Increase	$1,021,356
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(79,873)
Less: Stock Programs Vesting (3)	(159,746)
Less: Option Plan Vesting (4)	(126,675)
Net Earnings Increase	$655,063

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2009 (reported	$3,666,000	$655,063	$4,321,063
12 Months ended September 30, 2009 (core)	$4,688,000	$655,063	$5,343,063

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$67,402,000	$31,965,405	$0	$99,367,405
September 30, 2009 (Tangible)	$67,402,000	$31,965,405	$0	$99,367,405

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$742,630,000	$31,965,405	$0	$774,595,405

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes Equity Incentive Plan purchases of 3.38% of the second step offering.
(3) ESOP amortized over 20 yrs, Restricted Stock amortized over 5 yrs, tax effected at: 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Co.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$79,099,632
Exchange Ratio	1.18961
2nd Step Offering Proceeds	$45,310,000
Less: Estimated Offering Expenses	3,793,119
Plus: MHC Assets	67,000
2nd Step Net Conversion Proceeds	$41,583,881

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$41,583,881
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(3,058,723)
Less: Restricted Stock Purchases (2)	(1,529,368)
Net Proceeds to be Reinvested	$36,995,790
Estimated after-tax net incremental rate of return	3.20%
Earnings Increase	$1,182,087
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(91,853)
Less: Stock Programs Vesting (3)	(183,708)
Less: Option Plan Vesting (4)	(145,676)
Net Earnings Increase	$760,849

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2009 (reporte	$3,666,000	$760,849	$4,426,849
12 Months ended September 30, 2009 (core)	$4,688,000	$760,849	$5,448,849

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$67,402,000	$36,995,790	$0	$104,397,790
September 30, 2009 (Tangible)	$67,402,000	$36,995,790	$0	$104,397,790

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$742,630,000	$36,995,790	$0	$779,625,790

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes Equity Incentive Plan purchases of 3.38% of the second step offering.
(3) ESOP amortized over 20 yrs, Restricted Stock amortized over 5 yrs, tax effected 39.94%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT 4

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Celebrating 20 Years of Financial Advisory Services

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

KILPATRICK
STOCKTON LLP
Attorneys at Law

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickStockton.com

direct dial 202 508 5825
direct fax 202 204 5600
AKaslow@KilpatrickStockton.com

November 9, 2009

VIA COURIER
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SEC
Mail Processing
Section

NOV 09 2009

Washington, DC
120

Re: Ocean Shore Holding Co.
Ocean City, New Jersey
Amendment No. 2 to the Form SE

Dear Sir or Madam:

On behalf of Ocean Shore Holding Co. (the "Company") and pursuant to Rule 202 of Regulation S-T and Form SE, enclosed are four (4) complete copies of Amendment No. 2 to the Form SE, one (1) of which is manually signed. This Amendment No. 2 to the Form SE contains Exhibit 99.5 (Updated Appraisal Report of RP Financial, LC.) to the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, filed via EDGAR on this date. By letter dated September 9, 2008, the SEC granted, in part, the Company's request for a continuing hardship exemption to permit the filing of this exhibit in paper format.

Please acknowledge receipt of this filing by stamping a copy of this letter and returning it to us via our courier. If you have any questions regarding the enclosed materials, please telephone the undersigned at (202) 508-5825.

Very truly yours,

A. Kaslow

Aaron M. Kaslow

cc: Steven E. Brady, Ocean Shore Holding Co.

US2008 971619.1